AN URBAN HOMEBUILDER

TARRAGON CORPORATION

ANNUAL REPORT 2004


0.21 1.20 1.69
'02 '03 '04

Earnings Per Share Fully Diluted
($)


4.32 5.44 8.81 11.93 21.58
'01 '02 '03 '04 '05*

Year-End Stock Price
closing bid on 12/31, adjusted for splits
**as of March 21, 2005*
($)


-1.0 6.8 40.2
'02 '03 '04

Income from Continuing Operations
pre-tax
($ in millions)

(in thousands)	**2004**	2003	2002
Net Income	**44,708**	31,194	5,459
Consolidated Revenue	**310,956**	131,645	99,518
Cash and Cash Equivalents, at end of year	**22,066**	21,626	18,023

Homebuilding


130.7 202.6 342.7
'02 '03 '04

Backlog
($ in millions)


26.2 153.9 315.5
'02 '03 '04

Revenues Including
Unconsolidated Communities
($ in millions)


42 / 99
457 / 282
1,404 / 818
'02 '03 '04

Number of Contracts Signed
vs. Number of Homes Closed

contracts signed / homes closed


35.6 / 26.2
105.9 / 52.6
359.9 / 212.2
'02 '03 '04

Contracts Signed
vs. Homes Closed
($ in millions)

contracts signed / homes closed

Prices and per share amounts have been restated to give effect to a 10% stock dividend paid in 2002, the February 2003 three-for-two stock split, the January 2004 five-for-four stock split, and the February 2005 three-for-two stock split.

By any measure, 2004 was a remarkable year for Tarragon Corporation. We reported record revenues and profits and built a pipeline of $3 billion in future sales, representing a solid foundation for continued growth. We launched a vigorous awareness and outreach program to the investment community that significantly increased the daily trading volume of our stock. But most of all, based on our success throughout the year and in consultation with our closest partners and advisors, we made the strategic decision to focus on our urban homebuilding business and divest our rental portfolio.

When we assumed leadership of Tarragon 14 years ago, we inherited a portfolio of mortgages in default and struggling rental properties that we began to upgrade and refinance. Since that time we have made a series of careful, strategic moves aimed at providing the best value for our shareholders based on current market forces. We restructured the company, sold properties that were less productive and began focusing on core urban markets where we recognized significant potential. Over the last seven years we moved from acquiring and upgrading value-added rental properties to actively developing new apartment communities. Our move into homebuilding is the final extension of that strategy.

Homebuilding sales offer us a better return on capital. We target an underserved niche—high-density urban homebuilding—where pent-up demand and our understanding of the intricacies of the marketplace offer us good profit margins. Together with our investment bankers, Lazard Frères & Co. LLC, we examined various strategies for divesting our Investment Division portfolio. We concluded that we would maximize value by selling a substantial portion of the portfolio to support the fast-growing and highly profitable home building business. We will retain approximately 2,000 apartments in the portfolio that are ripe for conversion to condominiums or redevelopment.



We believe the 2004 results offer proof we are on the right track with momentum to carry us into the future. Our record financial performance for the year included consolidated revenues of $311 million, up 136 percent from the prior year. Net income was $44.7 million, up 43 percent from $31.2 million a year earlier and fully diluted earnings per share grew 41 percent to $1.69 from $1.20 in 2003. The 2004 income is net of an income tax provision of $15 million, while in 2003 there was no income tax provision due to the application of net operating loss carryforwards.

Homebuilding revenues, including revenues from unconsolidated communities, doubled in 2004 from $154 million in 2003 to $315 million. We closed on 818 homes during 2004 at an average sales price of $259,000, far surpassing 282 closings in 2003 at an average price of $187,000. We signed 1,404 sales contracts in 2004 on homes having a total value of $360 million, up from 457 homes and $106 million in 2003. These new contracts had an average sale price of $256,000, an 11 percent increase over 2003 orders.

By the end of 2004 we had 23 active communities containing 3,100 homes either under construction or in inventory, representing $1.1 billion in future sales, a figure almost three times year-end 2003 figures. During the course of 2004 we added significantly to our backlog of homes under contract, ending the year with 980 homes representing $331.6 million in aggregate sales. This is up more than 80 percent over the 2003 year-end backlog of $184 million. We expect to deliver these homes within the first nine months of 2005.

While our active developments and backlog give us great visibility to near-term earnings, it is from our expanding pipeline of projects that we see sustained, long-term earnings growth. We define pipeline as future communities where Tarragon has site control through options, contracts or ownership and where we have initiated planning, made an initial feasibility determination and have obtained preliminary government approval. Our current pipeline of projects including more than 3,200 homes worth $1.5 billion is more than double the $700 million pipeline at the end of 2003.

In total, Tarragon today is building, has in inventory, in contract backlog or in the pipeline more than $3 billion in future sales. Over the past six years we have created our homebuilding business with cash generated from our rental portfolio. Now, we are happy to report that the Homebuilding Division is fully independent, self-sustaining and internally financed.

During 2004 we successfully raised $62 million in a convertible bond offering. That was our first offering to the capital markets in over 20 years. Since issuance, the bonds have traded at a substantial premium.

At this point, virtually all of our operating profits come from homebuilding, while more than half of our assets are still invested in rental properties. Moreover, the large amount of debt associated with our rental properties tends to distort our financial strength, which complicates our continued rapid growth. At the same time, the market value of our rental properties has continued to increase due to their performance and current market conditions. As a result, there is an opportunity to realize cash through the sale of those rental properties, and to redeploy a substantial portion of the capital invested in the rental portfolio to reduce debt and expand our homebuilding activities.

Using the rental portfolio as a non-dilutive source of further homebuilding capital enables us to add operations and properties that will be, we believe, strongly accretive to earnings while allowing us to reduce debt and achieve the highest possible return on shareholder assets.

Today, our market research and recent experience demonstrate that we have chosen our urban markets well. Signs of pent-up demand in the Florida and Northeast markets continue to abound. On our most recent five projects, pre-sale registrations averaged more than five times the number of homes available. And, once sales began, pricing also moved steadily upward with ten of our "substantially sold-out projects" experiencing an average total sellout of more than 8 percent over initial pricing. In the Northeast we are actively developing the next three buildings of our already successful Hoboken redevelopment projects as well as our 168-unit One Hudson Park luxury high-rise located in Edgewater, NJ.

As we take a moment to reflect, we believe that our business plan over the years has delivered at each juncture the necessary fuel for the next leg of our growth.

We remain confident that the lessons learned in 2004 and our new strategic direction will continue us toward our goals of growth, sustained profitability and the best return possible for our rapidly expanding list of shareholders.

We want to thank all of our dedicated employees for their contributions to our outstanding performance and we look forward to reporting our progress again in 2005 and throughout the future.

Sincerely,

William S. Friedman
Chief Executive Officer
Tarragon Corporation

Robert C. Rohdie
President
Tarragon Development Corp.

Robert P. Rothenberg
President and
Chief Operating Officer
Tarragon Corporation





Today, our $3.0 billion in homebuilding projects under development and in our pipeline demonstrates proven strategies and a solid foundation for future growth.

Clockwise from top left:

100 East Las Olas
Fort Lauderdale, FL

Venetian Bay Village
Orlando, FL

Georgetown at Celebration
Celebration, FL

Vintage Cottage
Apartment Homes
Orlando, FL









Clockwise from top left:

Las Olas River House
Fort Lauderdale, FL

One Hudson Park
Edgewater, NJ

Deerwood at Ocala
Ocala, FL

The Grande
Orlando, FL

As we gain a reputation for creating exciting high-density urban communities, we are presented with greater opportunities for growth.





Tarragon is a high-density urban homebuilder with a wide variety of project types focused in our core markets of Florida and the Northeast. Our success has been built on a fundamental principle that people buy lifestyle, an approach with a strong foundation in the demographics of our era.

The excitement of urban living appeals to an increasingly large number of homebuyers, including young professionals, immigrants, empty-nesters, single women, and purchasers of second homes—all rapidly growing groups. Increasingly, affluent immigrants see high-rise living as a status symbol. For the first time, the average price of a condominium is higher than the average price of a single family home. With the aging of the suburbs, developments within metropolitan areas take on added desirability for a new generation of young urban professionals. Furthermore, as public infrastructure ages and commuting gets more difficult, living where you work becomes ever more attractive. Our experience tells us that demand for a particular property is driven more by its location and the lifestyle it offers than by price.

The urban housing market currently presents us with historic opportunities characterized by high demand and inherently constrained supply. This limitation of supply is one of our great advantages, as it causes housing prices to increase faster than inflation.

Tarragon's competitiveness is founded on our understanding of how business is done in urban areas. The needed creativity and planning expertise comes from



Yacht Club on the Intracoastal, Hypoluxo, FL

years of experience in developing smart growth strategies to navigate the many facets of the development process. We have become particularly adept at maximizing the use of government incentives and negotiating urban approvals, including re-zoning sites for high-density housing.

The reach of Tarragon across diverse markets and projects has proven essential in applying techniques and strategies developed in one place to great use in others. Our financial strength is a powerful competitive advantage, as the entry hurdles in terms of both capital and expertise in urban markets are particularly challenging for our peers.

Urban Land Re-use: The Basis of Tarragon's Growth Strategy

1200 and 1300 Grand in Hoboken are the first two of a series of planned developments in Northwest Hoboken dedicated to the creative re-use of former factory and warehouse sites. Tarragon is the developer designated by the City of Hoboken to transform this wasteland into a vibrant and sought-after residential district. Our pedestrian-friendly, mid-rise, Hoboken projects have been designed to enhance the urban style that has made this city a magnet for young professionals.

Tarragon is attuned to finding opportunities to transform surplus and abandoned sites of a prior generation into modern facilities that respond to contemporary social and demographic needs. Our communities meet the ever-increasing demand for quality housing resulting from wealth and population growth, as well as the increasing desire to experience the attraction of urban living.

Fitting a Project to a Neighborhood

Orchid Grove—Pompano Beach, Florida

Changing demographics and trends in land use create opportunities for profitable re-use of previously developed sites. Florida, one of the nation's fastest growing states, is running out of usable, virgin land. And, as space gets more scarce, what remains becomes more highly valued—not only by developers, but by current residents with concerns about transitions in their neighborhood. In designing Orchid Grove in Pompano Beach, on a site originally occupied by a 1950's vintage shopping center, Tarragon listened to the community's



Montreux at Deerwood Lake, Jacksonville, FL

concerns and is creating a 481-unit residential development that is responsive to the needs and aspirations of current as well as future residents.

A Proven Business-Building Model

Las Olas River House—Ft. Lauderdale, Florida

Tarragon has a bias for letting its projects speak for the company, and we believe that first-class development leads to opportunities for additional quality projects.

One of our signature developments is Las Olas River House, the first luxury high-rise condominium in downtown Ft. Lauderdale and the defining feature of that city's skyline. At 42 stories, the largest residential building between Miami and Atlanta, River House offers dramatic upscale living that has proven highly attractive to residents. It has also opened doors for Tarragon in other attractive Florida markets.





We have created a high-margin growth platform by developing a variety of product types in our core urban markets in Florida, the Northeast, Tennessee and Texas.

Clockwise from top left:

Upper Grand
Hoboken, NJ

Orion
Houston, TX

The Hamptons
Orlando, FL

Alta Mar
Fort Myers, FL





SELECTED FINANCIAL DATA

Please read the following information along with the Consolidated Financial Statements and Notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. Dollar amounts are in thousands, except per share amounts.

For the Years Ended December 31,	2004	2003	2002	2001	2000
OPERATING DATA					
Rental revenue	$ **89,665**	$ 74,444	$ 72,759	$ 84,020	$ 86,990
Homebuilding sales revenue	**220,465**	56,279	26,179	25,950	6,704
Total revenue	**310,956**	131,645	99,518	110,488	94,070
Equity in income of partnerships and joint ventures	**21,530**	22,476	16,642	7,719	16,081
Net gain on sale of real estate					
Presented in income from continuing operations	**378**	1,223	1,258	4,994	8,031
Presented in discontinued operations	**11,039**	23,118	6,540	—	—
Income (loss) from continuing operations	$ **32,827**	$ 6,770	$ (967)	$ 903	$ 9,655
Net income	$ **44,708**	$ 31,194	$ 5,459	$ 1,229	$ 6,958
Earnings per common share[2]					
Income (loss) from continuing operations allocable to common stockholders	$ **1.45**	$ .33	$ (.05)	$ .01	$ .37
Net income allocable to common stockholders	$ **1.99**	$ 1.38	$ .21	$ .03	$ .27
Earnings per common share—assuming dilution[2]					
Income (loss) from continuing operations allocable to common stockholders	$ **1.24**	$ .29	$ (.05)	$ .01	$ .37
Net income allocable to common stockholders	$ **1.69**	$ 1.20	$ .21	$ .03	$ .26

December 31,	2004	2003	2002	2001	2000
BALANCE SHEET DATA					
Real estate held for investment	$ **489,115**	$395,095	$427,989	$373,501	$395,351
Real estate held for sale[1]	**21,358**	—	7,538	29,232	29,558
Homebuilding inventory	**287,353**	97,234	31,632	31,412	37,926
Investments in and advances to partnerships and joint ventures	**48,074**	81,764	29,102	31,297	29,882
Cash and cash equivalents	**22,066**	21,626	18,023	8,989	4,141
Total assets	**1,048,291**	623,817	540,224	503,770	520,932
Notes, debentures, and interest payable	**770,247**	471,262	428,926	399,956	426,285
Stockholders' equity	**151,683**	103,328	73,733	73,118	74,126
Book value per common share[2]	$ **6.21**	$ 4.34	$ 3.02	$ 2.88	$ 2.85

(1) Real estate held for sale in 2004 represents assets associated with one apartment community that is reported in Assets Held for Sale in the accompanying December 31, 2004, Consolidated Balance Sheet.

(2) Per share data have been restated to give effect to a 10% stock dividend declared in December 2001, three-for-two stock splits in February 2003 and February 2005, and a five-for-four stock split in January 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please read this discussion along with the Consolidated Financial Statements and Notes. Dollar amounts in tables are in thousands.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our current expectations, estimates, forecasts, and projections about the industries in which we operate, our beliefs, and assumptions that we have made based on our current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and/or variations of such words and similar expressions are intended to identify our forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecast in our forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

The risks, uncertainties, and assumptions that are involved in our forward-looking statements include:

- general industry, economic, and market conditions particularly with regard to apartment property occupancy, rental growth rates, prevailing rental rates, and competition in the markets where our rental properties are concentrated;
- the effects of fluctuating interest rates, and the pricing and availability of mortgage financing;
- our substantial indebtedness and high leverage which could adversely affect our financial health and prevent us from fulfilling our debt service obligations;
- our ability to generate sufficient cash flow to meet our debt service obligations;
- an increase in competition for tenants and home purchasers or a decrease in demand by tenants and home purchasers;
- the adoption, on the national, state, or local level, of more restrictive laws and governmental regulations, including more restrictive zoning, land use, or environmental regulations and increased real estate taxes;
- opposition from local community or political groups with respect to development or construction at a particular site;
- construction delays or cost overruns, either of which may increase project development costs;
- our ability to obtain zoning, occupancy, and other required governmental permits and authorizations;
- our ability to sell our older, under-performing properties when necessary for cash flow purposes;
- our ability to identify and secure additional apartment properties and sites that meet our criteria for future acquisition or development.

These are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed or forecast in forward-looking statements. In addition, such statements could be affected by local, national, and world economic conditions and political events, including the global economic slowdown and fluctuations in interest and currency exchange rates.

BUSINESS OVERVIEW

General

We are a real estate homebuilder and investor with over 30 years of experience in the real estate industry. We operate two distinct businesses:

- the Homebuilding Division, which develops, renovates, builds, and markets homes in high-density, urban locations and in master-planned communities; and
- the Investment Division, which owns, develops, and operates residential and commercial rental properties, including almost 5,000 rental apartments we developed. We plan to divest a substantial portion of the Investment Division in 2005 and use the proceeds to expand Homebuilding operation, reduce debt and repurchase common stock.

Homebuilding Division. Over the past seven years, we have substantially increased our investment in homebuilding and development. We have devoted significant resources to our Homebuilding Division in terms of financial investment and human capital. For the year ended December 31, 2004, approximately 69% of our corporate and property general and administrative expenses was attributable to the Homebuilding Division. Because of the long lead time for large projects in urban areas, we are just starting to recognize revenues from some of our earliest projects, which began in 2000. We measure the performance of the Homebuilding Division primarily by gross profit from home sales of its for-sale communities.

Investment Division. Over the past several years funds generated by the operation, sale, or refinancing of properties in the investment portfolio have primarily been applied to finance our homebuilding and development activities. We measure the performance of the Investment Division primarily by net operating income (rental revenue less property operating expenses) of both consolidated and unconsolidated stabilized rental apartment communities and commercial properties.

Revenue. Our revenue is principally derived from:

- Homebuilding sales, which represent sales of condominium homes, townhomes, and residential lots reported on either the completed contract or percentage-of-completion method of revenue recognition, as appropriate; and
- Rental revenues associated with leases of apartments to residents and office and retail space to commercial tenants.

Expenses. Our expenses principally consist of:

- Costs of homebuilding sales, which include construction costs, costs of construction supervision, marketing, commissions and other selling costs, interest, developer fees, and architectural and engineering fees;
- Property operating expenses, which are costs associated with operating, leasing, and maintaining rental apartment communities and office and retail properties, including payroll and benefit expenses of site-level employees;
- Depreciation of rental apartment communities and office and retail properties; and
- General and administrative expenses, a significant portion of which consists of compensation and benefits and other personnel-related costs.

Other income and expenses. Other income and expenses include:

- Interest expense related to mortgages and other debt;
- Equity in income or losses of partnerships and joint ventures, which represents our share of the net income or net loss of unconsolidated partnerships and joint ventures and may include income from distributions received from those entities in excess of our share of their income when we have recovered our investment in them. The source of such distributions is generally proceeds from sales or financings of properties;
- Gain on sales of real estate, which generally consists of gain from sales of assets in our Investment Division; and
- Minority interests in consolidated partnerships and joint ventures, which consists of our partners' share of gross profit from homebuilding sales or net income or net loss resulting from rental operations and the return on a preferred interest in Tarragon Development Company, L.L.C., which owns interests in nine rental apartment communities.

Outlook

Our Homebuilding Division has experienced rapid growth over the last few years. We believe the urban homebuilding business will continue to present growth opportunities due to several factors:

- Scarcity of suburban land for development and increased restrictions and controls on growth in many areas, channeling a larger share of new construction into urban areas;
- Demographic trends of increased immigration, smaller households, and later marriages tend to favor demand in urban as opposed to other areas; and
- The recent investment performance of residential real estate and the availability and low cost of mortgage financing resulting in greater demand for home ownership rather than renting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

We continue to evaluate investment opportunities for additions to our investment portfolio only in Connecticut. In May 2004, we acquired a 158-unit rental apartment community in New Haven, Connecticut. In February 2005, we acquired 510 apartments in three communities in Manchester and West Haven, Connecticut. The Homebuilding Division is also developing a 180-unit rental apartment community in Meriden, Connecticut, which, upon completion and stabilization, is expected to be transferred to the Investment portfolio. The Homebuilding Division also has three other rental communities in various stages of development which will be sold at or prior to completion:

- 90 affordable apartments in Hoboken, New Jersey, being built under the low-income housing tax credit program;
- 262 apartments in Murfreesboro, Tennessee, where we previously built 278 rental apartments for our investment portfolio; and
- 328 apartments in Ocala, Florida, the state in which approximately two-thirds of the 5,000 rental apartment homes we have built are located.

Pursuant to a plan approved by our Board of Directors in March 2005, we plan to divest a substantial portion of the Investment Division in 2005. Therefore revenues, expenses, and cash flows from rental operations are expected to decline significantly in 2005 and 2006.

Factors Affecting Comparability of Results of Operations

Application of FIN 46R. One factor that may affect the comparability of our results is the application of the Financial Accounting Standards Board's ("FASB") Interpretation 46R, "Consolidation of Variable Interest Entities," or "FIN 46R." On January 1, 2004, we adopted the provisions of FIN 46R for our partnerships and joint ventures formed before February 1, 2003. As a result of the application of FIN 46R, we have consolidated ten joint ventures, seven of which were previously unconsolidated, including the partnership that holds the Las Olas River House development. The consolidation of these ten entities increased our total consolidated assets by $336.9 million and total liabilities by $244.8 million as of December 31, 2004. Gross revenue for the year ended December 31, 2004, included homebuilding sales of $51.9 million and rental revenue of $12.2 million produced by these ten newly consolidated entities.

Segment Results. Another factor affecting the comparability of our results of operations is that the segment results for our Investment and Homebuilding Divisions include both revenues generated by consolidated entities and those generated by unconsolidated entities. Therefore, the revenues reflected in the segment results are not fully comparable with our consolidated results.

Distributions in Excess of Investment in Unconsolidated Entities. Distributions in excess of investment in our unconsolidated entities are primarily related to distributions by those entities of non- recourse refinancing or property sale proceeds where we have recovered our investment in those entities. If such an unconsolidated entity becomes consolidated, we will no longer recognize the receipt of cash in excess of our share of income from that entity as income.

Accounting for Inter-Segment Property Transfers. Prior to January 1, 2004, when a property was transferred from our Investment Division to our Homebuilding Division (such as in connection with a condominium conversion), we recorded in our segment results an intercompany sale at the estimated fair value of that property at the time of the sale, which could differ from the property's carrying value at the time. The calculation of the cost of sales related to a subsequent sale of that property (or condominium units) by our Homebuilding Division would then be based on that estimated fair value. The same was true for a transfer of a property from our Homebuilding Division to our Investment Division, with the depreciation expense associated with the transferred property being based on the fair value at the time of transfer rather than the carrying value. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. Beginning with the first quarter of 2004, we began recording each inter-segment property transfer at the property's carrying value. Nevertheless, since we still own a number of properties that were transferred prior to January 1, 2004, our segment results will continue to include depreciation expense and cost of homebuilding sales based on these intercompany transfers at the properties' fair values for some future periods.

Percentage-of-Completion Revenue Recognition. The percentage-of-completion method of revenue recognition applies to mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, including our Las Olas River House, Alta Mar, XII Hundred Grand and XIII Hundred Grand projects. Because this method of revenue recognition requires us to recognize revenues from sales of units prior to the closing of such sales, the timing of revenues generated by projects using the percentage-of-completion method may not be comparable to the timing of revenues generated by projects using the closing method. Furthermore, we will recognize a significant portion of the revenues from unit sales at a percentage-of-completion project prior to our receiving cash in excess of deposits in respect of such unit sales. See "Critical Accounting Policies and Estimates—Revenue Recognition."

Rental Properties in "Lease-up." Rental properties that have not yet been stabilized typically have lower rental revenues and net operating income than rental properties that are stabilized. Trends in our results of operations may be masked or distorted in a period in which we have a number of properties in lease-up. However, once a property has been stabilized, the results for that property for a period in which it is stabilized will likely be markedly better than the results for that property during lease-up, which may also mask or distort trends in our results of operations. Where possible, when we make comparisons between periods, we segregate the results of properties that were in lease-up in either or both of the two periods to better illustrate the trends in our results of operations.

CONSOLIDATED RESULTS OF OPERATIONS

2004 Compared to 2003

For the year ended December 31, 2004, total consolidated revenue was $311 million, compared to revenue reported for the corresponding period in 2003 of $131.6 million. This increase is mostly attributable to the increase in homebuilding sales, which, for the year ended December 31, 2004, included sales at our Las Olas River House, Tuscany on the Intracoastal, Alta Mar, Waterstreet at Celebration, Pine Crest Village I and II, and Venetian Bay Village I, II and III projects of $220.5 million. Sales at our Pine Crest Village I, 5600 Collins Avenue, and Venetian Bay Village I projects were a significant portion of our sales for the year ended December 31, 2003, but are now essentially completed. Homebuilding sales and gross profit have become more significant components of our results of operations as more of our for-sale projects have begun to close sales or are nearing completion. We expect this trend to continue as projects in our pipeline begin to generate revenue. See the tables that summarize homebuilding sales and present our backlog of homes sold, not closed, below under "Homebuilding Division." The application of FIN 46R affected comparability of homebuilding revenue for 2003 and 2004 because Las Olas River House was unconsolidated in 2003, when it reported $97.6 million in homebuilding sale revenue and was consolidated for the year ended December 31, 2004, pursuant to the provisions of FIN 46R when it reported $51.9 million in homebuilding sale revenue.

Rental revenue increased $15.2 million, or 20%, for the year ended December 31, 2004, as compared to the same period of 2003. As presented below under "Operating Results of Consolidated Rental Properties," four rental apartment communities consolidated in January 2004 as a result of our adoption of the provisions of FIN 46R contributed an increase of $12.2 million. Rental apartment communities in lease-up during one or both periods presented contributed an increase in rental revenue of $1.9 million.

Income from continuing operations was $32.8 million for the year ended December 31, 2004, compared to income from continuing operations of $6.8 million for the year ended December 31, 2003. Gross profit from homebuilding sales resulted in an increase of $35.3 million. Equity in income of partnerships and joint ventures decreased $946,000 chiefly due to $16.3 million recognized in 2003 as our share of the gross profit on home sales of Las Olas River House which was consolidated in January 2004 as a result of our adoption of the provisions of FIN 46R. This decrease is offset by our share of gross profit totaling $12.8 million recognized in 2004 on home sales of XII Hundred Grand and XIII Hundred Grand.

In December 2004, we recognized impairment losses of $733,000 and $400,000 to write down the carrying values of 820 Land and Lakeview Mall, respectively, to their estimated fair values.

During the year ended December 31, 2004, we recognized gains on sale of real estate totaling $18.4 million including those presented in discontinued operations in accordance with SFAS No. 144. During the corresponding period of 2003, gains on sale, including those presented in discontinued operations, were $24.3 million. During 2004, we also sold our interest in Ninth Street Development, which has development rights for land in Hoboken, New Jersey, for $2.2 million and recognized a gain of $1.7 million. See "Sales of Consolidated Properties."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Operating Results of Consolidated Rental Properties. At December 31, 2004, our consolidated apartment communities included 9,779 operating rental apartments (excluding 416 units in assets held for sale and presented in discontinued operations), and our consolidated commercial properties had an aggregate 1.3 million square feet. The following tables summarizes aggregate property level revenues and expenses for all of our consolidated rental properties for the years ended December 31, 2004 and 2003:

For the Year Ended December 31,	**2004**	2003	Change
Rental revenue	**$ 89,665**	$ 74,444	$15,221
Property operating expenses	**(48,196)**	(42,134)	(6,062)
Interest expense	**(23,081)**	(22,543)	(538)
Depreciation expense	**(20,249)**	(18,301)	(1,948)
	$ (1,861)	$ (8,534)	$ 6,673

The results of operations of our consolidated rental properties were affected during the periods presented above by:

- the consolidation of four apartment communities in January 2004 in connection with the adoption of the provisions of FIN 46R;
- the acquisition of one apartment community in 2004;
- the effect of three apartment communities undergoing conversion to condominiums for sale; and
- the results of operations of properties in lease-up.

The following tables illustrate the effects of these items on the various components of the results of operations of our consolidated rental properties for the years ended December 31, 2004 and 2003:

	Properties Consolidated in January 2004[(a)]	Property Acquired	Condominium Conversions	Properties in Lease-up[(b)]	Other Changes	Total
Rental revenue	$12,185	$1,017	$(1,491)	$1,860	$1,650	$15,221
Property operating expenses	(5,600)	(674)	941	(585)	(144)	(6,062)
Interest expense	(3,702)	(377)	4,117[(c)]	(371)	(205)	(538)
Depreciation expense	(2,971)	(210)	—	(235)	1,468[(d)]	(1,948)
	$ (88)	$ (244)	$ 3,567	$ 669	$2,769	$ 6,673

(a) Includes four apartment communities owned by joint ventures consolidated on January 1, 2004, in connection with the adoption of the provisions of FIN 46R.

(b) Includes two recently completed properties in lease-up during one or both periods presented.

(c) This decrease in interest expense is the result of prepayment penalties totaling $3.1 million and $241,000 of deferred financing expenses written off upon the early payoff of two mortgages secured by Pine Crest Apartments in the first quarter of 2003. The mortgages were paid off in connection with the closing of a $25 million loan to finance the condominium conversion of this property.

(d) This decrease in depreciation expense is primarily due to $1.1 million recorded in the second quarter of 2003 upon the reclassification of two properties to real estate held for investment for the period during which they were classified as held for sale.

Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for the years ended December 31, 2004 and 2003:

For the Year ended December 31,	**2004**	2003	Change
Homebuilding operations			
Homebuilding sales revenue	**$ 95,031**	$ 97,583	$ (2,552)
Costs of homebuilding sales	**(65,682)**	(77,381)	11,699
Gross profit from homebuilding sales	**29,349**	20,202	9,147
Rental property operations			
Rental revenue	**37,580**	47,534	(9,954)
Property and other operating expenses	**(19,018)**	(25,705)	6,687
Interest expense	**(13,026)**	(17,576)	4,550
Depreciation expense	**(6,672)**	(9,368)	2,696
Discontinued operations	**2,794**	(218)	3,012
Elimination of management and other fees paid to Tarragon	**1,456**	4,325	(2,869)
Outside partners' interests in income of joint ventures	**(15,588)**	(5,525)	(10,063)
Distributions in excess of investment	**5,817**	9,120	(3,303)
Write-down due to impairment	**(1,162)**	(313)	(849)
Equity in income of partnerships and joint ventures	**$ 21,530**	$ 22,476	$ (946)

Income from homebuilding operations in 2003 was reported by Las Olas River House. Due to the application of FIN 46R, Las Olas was consolidated in January 2004. Homebuilding operations for 2004 were reported by The Grande, a condominium conversion project acquired in September 2004 by Delaney Square, L.L.C., and XII Hundred Grand and XIII Hundred Grand, two of our Hoboken, New Jersey, projects.

Four rental apartment communities held by variable interest entities were consolidated in 2004 pursuant to FIN 46R. Equity in income of unconsolidated partnerships and joint ventures for 2003 included a loss of $1.4 million, which represented Tarragon's share of the losses reported by these entities during the period the recently completed properties owned by these entities were in lease-up. In 2003, rental revenues for these properties were $9.9 million, and property operating expenses were $6 million.

Discontinued operations include the operations and gain on sale of Prospect Park, the only property of the Sacramento Nine joint venture, which was sold in December 2004.

When we compute equity in income of partnerships and joint ventures, we eliminate intercompany items, including management fees the joint ventures pay us or interest on advances we have made to joint ventures.

Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which we have recovered our investment. In these situations, the joint ventures' debt is non-recourse to Tarragon, and Tarragon has not committed to fund any cash flow deficits of the joint ventures.

Income from distributions in excess of investment decreased by $3.3 million for the year ended December 31, 2004 as compared to the same period of 2003. In 2003, Ansonia Apartments, L.P., and Ansonia Liberty, L.L.C., made distributions of proceeds from refinancings totaling $7.6 million. In 2004, Ansonia Apartments, L.P., made distributions of proceeds from financings of $4.4 million.

In the fourth quarter of 2004, Larchmont Associates, L.P., entered into a contract to sell Arbor Glen Apartments. Estimated net proceeds from the sale were not sufficient for Tarragon to recover its investment in Larchmont, which included $1.3 million of advances made during 2004. Accordingly, we recorded a $1.2 million impairment charge to write down the carrying value of our investment to our share of the estimated net sale proceeds in the fourth quarter of 2004.

General and Administrative Expenses. Corporate general and administrative expenses increased $3.2 million for 2004 compared to 2003 primarily due to personnel additions and compensation increases relating to increased homebuilding activities. Please see the discussion below under "Homebuilding Division." Additionally, we had a $600,000 increase in accounting and consulting fees related to compliance with Rule 404 of the Sarbanes-Oxley Act.

We have also added personnel in our property management group, which has resulted in an increase in property general and administrative expenses of $667,000 for 2004 compared to 2003. Our property management team oversees the Investment Division properties and the initial lease-up of newly constructed rental apartment communities, provides our developers with real time market data, and provides property management services to rental apartment communities acquired for the purpose of converting them to condominiums.

Corporate Interest. Corporate interest increased $1.5 million for 2004 compared to 2003 primarily due to interest expense incurred as a result of the issuance of senior convertible notes. We expect this interest expense to increase by $4.2 million in 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Sales of Consolidated Properties

The following table summarizes sales of consolidated properties during the last three years (in thousands). Except for the sales of Forest Ridge land in 2004, a portion of Northwest O'Hare Office Building in 2003, and Palm Grove Apartments in 2002, the gains on sale were presented in discontinued operations in accordance with SFAS No. 144.

Date of Sale	Property	Sale Price	Net Cash Proceeds	Gain on Sale
2004:				
Mar-04	Forest Ridge Land	**$ 850**	**$ 510**	**$ 378**
Jun-04	Landmark Apartments	**4,780**	**693**	**2,666**
Oct-04	Cross Creek Apartments	**3,745**	**959**	**2,587**
Dec-04	Forest Oaks Apartments	**4,005**	**980**	**502**
Dec-04	Antelope Pines Apartments	**28,150**	**10,647**	**10,925**
Dec-04	Kirklevington Apartments	**3,800**	**917**	**1,307**
		45,330	**14,706**	**18,365**
2003:				
Jan-03	Prado Bay Apartments	10,315	4,119	5,107
Jan-03	Newport Apartments	10,000	4,106	2,013
Jan-03	Northwest O'Hare Office Building	3,000	2,748	1,223
Feb-03	Briarwest Shopping Center	3,100	1,426	1,098
Mar-03	Holly House Apartments	3,017	1,186	1,005
Jul-03	Diamond Loch Apartments	4,250	652	1,256
Sept-03	Marina Park Apartments	10,300	5,931	6,111
Dec-03	Bay West Apartments	12,650	4,076	6,528
		56,632	24,244	24,341
2002:				
Mar-02	Collegewood Apartments	5,238	3,005	2,267
Oct-02	Lake Highlands Land	420	378	267
Dec-02	Palm Grove Apartments	3,125	1,890	1,258
Dec-02	English Village Apartments	12,900	2,519	4,006
		21,683	7,792	7,798
		$123,645	$46,742	$ 50,504

2003 Compared to 2002

Total consolidated revenue increased $32.1 million, or 32%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. Of this increase, $30.1 million was attributable to an increase in homebuilding sales, primarily due to $45.2 million of sales at our Pine Crest Village I and Venetian Bay Village I projects, offset by a decrease in sales at our 5600 Collins Avenue project of $19.9 million. 5600 Collins Avenue was our only homebuilding project with revenue from sales during 2002.

We reported an increase in consolidated rental revenue of $1.7 million, or 2%, from 2002 to 2003. As discussed below in "Operating Results of Consolidated Rental Properties," this increase mostly resulted from properties that were in lease-up during one or both years.

Income from continuing operations was $6.8 million in 2003 compared to a loss from continuing operations of $967,000 in 2002. Gross profit from homebuilding sales, primarily from sales at our Pine Crest and Venetian Bay projects, increased by $12.5 million from a loss of $2.7 million in 2002. The loss in 2002 was due to a write-down of our 5600 Collins project, as discussed below under "Homebuilding Division." Additionally, equity in income of partnerships and joint ventures increased $5.8 million due in part to our proportionate share of the gross profit recognized by the partnership holding our Las Olas River House project in the fourth quarter of 2003, partially offset by a decrease resulting from gains on sales of real estate recognized by unconsolidated partnerships and joint ventures in 2002.

Operating Results of Consolidated Rental Properties. At December 31, 2003, our consolidated apartment communities included 7,969 operating rental apartments (excluding 1,424 units sold or held for sale for which operating results are presented in discontinued operations), and our consolidated commercial properties had an aggregate 1.1 million square feet.

The following table summarizes aggregate property level revenues and expenses for all of our consolidated properties for the years ended December 31, 2003 and 2002:

For the Year Ended December 31,	2003	2002	Change
Rental revenue	$ 74,444	$ 72,759	$ 1,685
Property operating expenses	(42,134)	(38,865)	(3,269)
Interest expense	(22,543)	(19,740)	(2,803)
Depreciation expense	(18,301)	(16,220)	(2,081)
	$ (8,534)	$ (2,066)	$(6,468)

The results of operations of our consolidated rental properties were affected during the periods presented above by:

- the sale of one apartment community in 2002;
- the effect of three apartment communities undergoing conversion to condominiums for sale; and
- the results of operations of properties in lease-up.

The following table illustrates the effects of these items on the various components of the results of operations of our consolidated rental properties for 2003 and 2002:

	Property Sold	Condominium Conversions	Properties in Lease-up[a]	Other Changes	Total
Rental revenue	$(929)	$(1,110)[b]	$ 3,818	$ (94)	$ 1,685
Property operating expenses	623	256 [b]	(1,595)	(2,553)[d]	(3,269)
Interest expense	(16)	(2,587)[c]	(155)	(45)	(2,803)
Depreciation expense	—	—	(603)	(1,478)[e]	(2,081)
	$(322)	$(3,441)	$ 1,465	$(4,170)	$(6,468)

(a) Includes six recently completed properties in lease-up during one or both periods presented.

(b) Taking apartments out of service at properties undergoing conversion to condominiums resulted in a $1.1 million decrease in rental revenues and a $256,000 decrease in property operating expenses.

(c) Prepayment penalties totaling $3.1 million and $241,000 of deferred financing expenses written off upon the prepayment of two mortgages with the proceeds of a $25 million condominium conversion loan contributed to the decrease in interest expense.

(d) This increase in property operating expenses is related to higher personnel, landscaping, and other costs incurred in connection with leasing efforts to maintain occupancy in highly competitive rental markets. Additionally, property taxes were higher for newly constructed apartment communities whose values have been reassessed after completion. Also, weather-related costs, including utilities and snow removal, and insurance costs were higher.

(e) This increase in depreciation resulted from resuming depreciation of two apartment communities that had been classified as held for sale upon their reclassification to real estate held for investment in the second quarter of 2003, including an adjustment to record depreciation for the period during which they had been classified as held for sale.

Equity in Income of Unconsolidated Partnerships and Joint Ventures. The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2002 and 2003:

For the Year Ended December 31,	2003	2002	Change
Homebuilding operations			
Homebuilding sales revenue	$ 97,583	$ —	$ 97,583
Costs of homebuilding sales	(77,381)	—	(77,381)
Gross profit from homebuilding sales	20,202	—	20,202
Rental property operations			
Rental revenue	47,534	41,639	5,895
Property and other operating expenses	(25,705)	(20,742)	(4,963)
Interest expense	(17,576)	(14,462)	(3,114)
Depreciation expense	(9,368)	(8,073)	(1,295)
Gain on sale of real estate	—	27,240	(27,240)
Discontinued operations	(218)	7,192	(7,410)
Elimination of management and other fees paid to Tarragon	4,325	1,403	2,922
Outside partners' interests in income of joint ventures	(5,525)	(7,353)	1,828
Distributions in excess of investment	9,120	6,055	3,065
Loss from investment written off	(313)	—	(313)
Reduction in gain recognized for distributions in excess of investment recognized in 2000	—	(16,257)	16,257
Equity in income of partnerships and joint ventures	$ 22,476	$ 16,642	$ 5,834

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Homebuilding sales revenue of unconsolidated partnerships and joint ventures was $97.6 million in 2003, while there were no sales in 2002. Las Olas River House began recognizing revenue on its sales using the percentage-of-completion method in the fourth quarter of 2003 after meeting the criteria requiring the use of this method of revenue recognition. We began closing sales in December 2004.

Gain on sale of real estate in 2002 includes a $25.1 million gain on the sale of Devonshire Apartment Owners' sole property and $2.1 million of gains on sale of three properties owned by Ansonia Apartments, L.P. The reduction in gain recognized for distributions in excess of investment recognized in 2000 relates to Devonshire Apartment Owners. This income was recognized in connection with our transfer of ownership of The Villages at Gateway to the joint venture in July 2000 and represented distribution of financing proceeds in excess of our investment in the joint venture.

Discontinued operations include the net operating results of Stone Creek Associates and the gain on sale of its only property in December 2002, and the net operating results of Sacramento Nine which sold its only property in 2004.

Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which we have recovered our investment.

In addition, our equity in income of unconsolidated partnerships and joint ventures was affected during the periods presented above by:

- the consolidation of two apartment communities in April 2002 as a result of a change in control;
- the sale of four properties in 2002;
- the deconsolidation of an apartment community in 2003 as a result of a change in control; and
- the results of operations of properties in lease-up.

The following table presents the effect of these items on the unconsolidated entities' property level revenues and expenses for 2003 and 2002:

	Properties Consolidated in 2002[(a)]	Properties Sold in 2002[(b)]	Property Deconsolidated in 2003[(c)]	Properties in Lease-up[(d)]	Other Changes	Total
Rental revenue	$(1,405)	$(1,357)	$ 1,374	$ 6,258	$ 1,025	$ 5,895
Property and other operating expenses	550	933	(1,303)	(3,192)	(1,951)[(e)]	(4,963)
Interest expense	267	435	(560)	(1,816)	(1,440)[(f)]	(3,114)
Depreciation expense	243	—	(531)	(1,165)	158	(1,295)
	$ (345)	$ 11	$(1,020)	$ 85	$(2,208)	$(3,477)

(a) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002. Antelope Pines was sold in December 2004 and Woodcreek Garden was classified as held for sale at December 31, 2004, and their consolidated operating results were presented in discontinued operations.

(b) Includes four apartment communities sold in 2002. Operating results for a fifth property sold are presented in discontinued operations.

(c) Due to a change in control in connection with forming a joint venture, Vintage at Fenwick Plantation was deconsolidated in January 2003. Construction of the property was completed in 2003, and it began leasing in July 2002.

(d) Includes three partnerships with recently completed properties in lease-up during most of 2003.

(e) This increase in property operating expenses is related to higher personnel, landscaping, and other costs incurred in connection with leasing efforts to maintain occupancy in highly competitive rental markets. Additionally, property taxes were higher for newly constructed apartment communities whose values have been reassessed after completion. Also, weather-related costs, including utilities and snow removal, and insurance costs were higher.

(f) The increase in interest expense resulted from new and supplemental financing placed on several properties, including prepayment penalties and the write-off of deferred borrowing costs.

General and Administrative Expenses. Corporate general and administrative expenses increased $3.8 million, or 40%, for 2003 compared to 2002 primarily due to personnel additions and compensation increases as we continued to assemble our homebuilding team. Additionally, we incurred legal and other professional fees and costs of relocating residents of $308,000 in 2003 in connection with a matter relating to the alleged release of asbestos-containing materials at one of our condominium conversion projects.

Property general and administrative expenses increased by $628,000, or 20%, for 2003 compared to 2002, primarily due to property management personnel additions and compensation increases.

HOMEBUILDING DIVISION

As stated previously, results for our segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, revenue and gross profit or loss from homebuilding sales presented below includes both consolidated and unconsolidated homebuilding projects.

The following table summarizes homebuilding sales (in both units and revenues) and gross profit (both in dollars and as a percentage of sales). Units sold represent units closed except for Las Olas River House, Alta Mar, XII Hundred Grand, and XIII Hundred Grand where we have recorded sales revenue under the percentage-of-completion method. See "Factors Affecting Comparability of Results of Operations—Percentage-of-Completion Revenue Recognition."

For the Years Ended December 31,	2004		2003		2002	
Number of units sold						
Consolidated Communities						
5600 Collins Avenue	—		21		99	
Alta Mar[a]	112		—		—	
Las Olas River House[b]	19		—		—	
Pine Crest Village I	17		122		—	
Pine Crest Village II	105		—		—	
Tuscany on the Intracoastal	219		6		—	
Single-family home sites	126		42		—	
Venetian Bay Village I	29		133		—	
Venetian Bay Village II & III	72		—		—	
Waterstreet at Celebration	195		—		—	
	894		324		99	
Unconsolidated Communities						
The Grande	103		—		—	
Las Olas River House[b]	—		186		—	
XII Hundred Grand[c]	135		—		—	
XIII Hundred Grand[c]	117		—		—	
	355		186		—	
Aggregate number of units sold	1,249		510		99	
Homebuilding sales revenue						
Consolidated Communities						
5600 Collins Avenue	$ —		$ 6,277		$ 26,179	
Alta Mar[a]	26,532		—		—	
Las Olas River House[b]	51,895		—		—	
Pine Crest Village I	4,759		26,452		—	
Pine Crest Village II	25,914		—		—	
Tuscany on the Intracoastal	55,269		1,213		—	
Single-family home sites	5,687		3,635		—	
Venetian Bay Village I	4,196		18,702		—	
Venetian Bay Village II & III	10,536		—		—	
Waterstreet at Celebration	35,677		—		—	
	$220,465		$ 56,279		$ 26,179	
Unconsolidated Communities						
The Grande	$ 17,560		$ —		$ —	
Las Olas River House[b]	—		97,583		—	
XII Hundred Grand[c]	38,512		—		—	
XIII Hundred Grand[c]	38,959		—		—	
	$ 95,031		$ 97,583		$ —	
Aggregate sales	$315,496		$153,862		$ 26,179	
Gross profit (loss) on homebuilding sales						
Consolidated Communities						
5600 Collins Avenue	$ —	—	$ (1,571)	(25)%	$ (2,680)	(10)%
Alta Mar[a]	8,862	33%	—	—	—	—
Las Olas River House[b]	7,498	14%	—	—	—	—
Pine Crest Village I	1,422	30%	9,960	38%	—	—
Pine Crest Village II	6,919	27%	—	—	—	—
Tuscany on the Intracoastal	11,756	21%	218	18%	—	—
Single-family home sites	147	3%	73	2%	—	—
Venetian Bay Village I	538	13%	1,167	6%	—	—
Venetian Bay Village II & III	1,622	15%	—	—	—	—
Waterstreet at Celebration	6,422	18%	—	—	—	—
	$ 45,186	20%	$ 9,847	17%	$ (2,680)	(10)%

continued

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

continued For the Years Ended December 31,	2004		2003		2002	
Unconsolidated Communities						
The Grande	$ 3,776	22%	$ —	—	$ —	—
Las Olas River House[b]	—	—	20,202	21%	—	—
XII Hundred Grand[c]	14,875	39%	—	—	—	—
XIII Hundred Grand[c]	10,699	28%	—	—	—	—
	$29,350	31%	$20,202	21%	$ —	—
Gross profit (loss)	$74,536	24%	$30,049	20%	$(2,680)	(10)%

(a) Sales represent revenue recognized under the percentage of completion method. At December 31, 2004, 85% of the homes were under firm contracts totaling $37.7 million, and construction was 70% complete.

(b) Sales include revenue recognized under the percentage of completion method. At December 31, 2004, 71% of the homes were under firm contracts totaling $158.7 million, and construction was 94% complete. Through December 31, 2003, this was an unconsolidated project. In January 1, 2004, we began reporting Las Olas River House as a consolidated project in connection with the adoption of the provisions of FIN 46R. Gross profit reported in 2004 is before interest on advances from Tarragon, which is eliminated upon consolidation. In December 2004, we closed sales of 78 homes totaling $58.3 million. We have recorded deferred revenue from these closings of $3.6 million which will be recognized as completion of the project progresses.

(c) Sales represent revenue recognized under the percentage of completion method. At XII Hundred Grand, 85% of the homes were under firm contracts totaling $59.9 million, and construction was 64% complete at December 31, 2004. At XIII Hundred Grand, 99% of the homes were under firm contracts totaling $44.9 million, and construction was 87% complete at December 31, 2004. Tarragon has a 50% profits interest in each of these unconsolidated projects.

Home sales were $315.5 million in 2004, up from $153.9 million in 2003 and $26.2 million in 2002. Home sales for 2004 include $155.9 million recognized under the percentage of completion method. Of this, $51.9 million is attributable to Las Olas River House, a luxury, high-rise development in Ft. Lauderdale, Florida. Additionally, $38.5 million is from XII Hundred Grand and $39 million from XIII Hundred Grand, both mid-rise luxury condominium developments in Hoboken, New Jersey. The remaining $26.5 million came from Alta Mar, a mid-rise luxury condominium development in Ft. Myers, Florida. Gross profit net of selling expenses on home sales was 24% for 2004, and 20% in 2003. We reported a loss on home sales of 10% in 2002. Net of minority interests in consolidated home sales and outside partners' interests in home sales of unconsolidated projects, we reported $57.1 million of income from home sales in 2004 and $25.8 million in 2003. We reported a loss from home sales in 2002 of $2.7 million.

Gross profit on homebuilding sales is based on estimates of total project sales value and total project costs. When estimates of sales value or project costs are revised, gross profit is adjusted in the period of change so that cumulative project earnings reflect the revised profit estimate. During 2004, we revised our estimate of sales value and development costs for Tuscany on the Intracoastal, resulting in an increase in gross profit of approximately 3.2% from the estimate reported in 2003.

The Homebuilding Division's gross profit from home sales was reduced by $6.7 million in 2004 and $5.6 million in 2003 for intercompany profit recognized earlier by the Investment Division when Pine Crest Apartments was transferred to the Homebuilding Division.

The Homebuilding Division also reported intercompany sales of $144.7 million in 2003 and $304 million in 2002. These sales represent the transfer of stabilized rental properties to the Investment Division at their then estimated fair values. On an aggregate basis, these estimated fair values exceeded the properties' carrying values by 15% in 2003 and 18% in 2002. Net of outside partners' interests in intercompany sales of unconsolidated properties, the Homebuilding Division reported income from intercompany sales of $18.2 million in 2003 and $51.7 million in 2002. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. Beginning in 2004, we transfer properties between divisions at their cost and no longer report intercompany profits in the segment results.

Rental properties in the Homebuilding Division reported overall net losses from operations of $942,000 in 2004, $6.1 million in 2003, and $3.7 million in 2002. These losses are due to operating, interest, and depreciation expenses exceeding revenues during lease-up prior to stabilization. Previously, we transferred rental properties from the Homebuilding Division to the Investment Division once they are stabilized. We now intend to sell such properties upon or prior to completion and stabilization.

General and administrative expenses of the Homebuilding Division increased 25% in 2004 to $14.3 million, from $11.5 million in 2003, which was up 73% from $6.7 million in 2002, reflecting the increased homebuilding activity.

As of December 31, 2004, as presented in the following table, our backlog of sales was $342.8 million for our 28 for-sale communities under active development.

			Backlog[1]		Homes Under Active Development	
	Tarragon's Interest in Profits	Number of Remaining Homes or Home Sites	Number of Homes or Home Sites	Aggregate Contract Prices	Number of Homes or Home Sites	Estimated Remaining Sell-Out
Consolidated communities						
100 East Las Olas[2]	70%	90	—	$ —	90	$ 40,000
1100 Adams	70%	76	—	—	76	36,000
5600 Collins Avenue	100%	6	2	1,040	4	4,575
Alexandria Place	40%	13	13	500	—	—
Alexandria Pointe	40%	102	102	3,915	—	—
Alta Mar[3]	100%	131	116	39,231	15	5,306
Arlington Park	100%	76	24	5,029	52	14,636
Belle Park	100%	36	—	—	36	14,400
Block 88	70%	220	—	—	220	100,100
Georgetown at Celebration	100%	315	—	—	315	68,300
Las Olas River House[2][4]	70%	209	130	104,436	79	104,933
One Hudson Park	100%	168	—	—	168	97,800
Pine Crest Village II	100%	11	10	2,171	1	193
Southridge Pointe	40%	29	29	1,775	—	—
Tuscany on the Intracoastal	100%	61	13	3,649	48	13,524
Venetian Bay Village II and III	56%	208	207	32,361	1	148
The Villas at Seven Dwarfs Lane	100%	256	—	—	256	44,800
Warwick Grove	50%	215	—	—	215	106,200
Waterstreet at Celebration	100%	37	22	5,369	15	4,110
Wekiva Crest	40%	4	4	228	—	—
Woods of Lake Helen	40%	93	93	3,627	—	—
Woods at Southridge	40%	17	17	1,035	—	—
Unconsolidated communities						
Block 99	55%	217	—	—	217	93,420
Cypress Grove	50%	481	—	—	481	153,846
The Grande	50%	261	212	37,640	49	12,250
The Hamptons	50%	743	—	—	743	137,500
XII Hundred Grand[5]	50%	159	126	55,443	33	16,119
XIII Hundred Grand[6]	50%	118	118	45,255	—	—
		4,352	1,238	$342,704	3,114	$1,068,160

(1) Homes or home sites sold, but not yet closed.

(2) We acquired our partners' interests in this project in January 2005.

(3) We have recognized revenues under the percentage-of-completion method of $26.5 million on sales of 112 homes as of December 31, 2004. We expect to start closing sales at Alta Mar in the second quarter of 2005.

(4) We have recognized revenues under the percentage-of-completion method of $149.5 million on sales of 205 homes as of December 31, 2004. We began closing sales at Las Olas River House in December 2004. Sales that have not yet been closed are presented as backlog in this table.

(5) We have recognized revenues under the percentage-of-completion method of $38.5 million on sales of 135 homes as of December 31, 2004. We expect to start closing sales at XII Hundred Grand in the third quarter of 2005.

(6) We have recognized revenues under the percentage-of-completion method of $39 million on sales of 117 homes as of December 31, 2004. We expect to start closing sales at XIII Hundred Grand in the second quarter of 2005.

INVESTMENT DIVISION

As stated previously, results for our segments do not distinguish between revenues of consolidated and unconsolidated properties. Therefore, rental revenue and net operating income (rental revenue less property operating expenses) in the following discussion include both consolidated and unconsolidated rental communities. You should read the following discussion along with the Investment Division operating statements and summary of Investment Division net operating income in NOTE 14. "SEGMENT REPORTING" in the Notes to Consolidated Financial Statements. Net operating income is a supplemental non-GAAP financial measure. A reconciliation of Investment Division net operating income to Investment Division income before tax is presented in the Investment Division operating statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The Investment Division reported net operating income of $65.5 million in 2004, $59 million in 2003, and $60.7 million in 2002. Net operating income as a percentage of rental revenue was 48.3% in 2004, $47.5% in 2003, and 49.5% in 2002.

The following table presents net operating income for our 45, same store, Investment Division apartment communities with 9,720 units (consolidated and unconsolidated) and the nine consolidated apartment communities stabilized and moved to the Investment Division during 2002, 2003, or 2004. Prior to their stabilization, the operating results of these nine properties were included in the Homebuilding Division.

For the years ended December 31,	**2004**	2003	2002
Same store stabilized apartment communities:			
Rental revenue	**$ 84,548**	$ 82,879	$ 81,250
Property operating expenses	**$(43,134)**	(43,253)	(39,829)
Net operating income	**$ 41,414**	$ 39,626	$ 41,421
Net operating income as a percentage of rental revenue	**49.0%**	47.8%	51.0%
Average monthly rental revenue per unit	**$ 725**	$ 711	$ 697
Apartment communities stabilized during period:			
Rental revenue	**$ 25,526**	$ 14,780	$ 5,162
Property operating expenses	**(12,143)**	(7,002)	(2,388)
Net operating income	**$ 13,383**	$ 7,778	$ 2,774

Net operating income for our 45 same store stabilized Investment Division apartment communities with 9,720 units increased $1.8 million, or 4.5 % in 2004 compared to 2003, and decreased $1.8 million, or 4.3%, in 2003 compared to 2002. The increase in 2004 was mostly due to an increase in rental revenues: 2% in 2004 compared to 2003. The decrease in 2003 was mostly due to increases in operating expenses, as discussed above: 8.6% in 2003 compared to 2002. Net operating income as a percentage of rental revenue for these properties was 49% in 2004, 47.8% in 2003, and 51% in 2002.

Investment Division gains on sale of real estate, including properties owned through unconsolidated partnerships and joint ventures, were $20.6 million in 2004, $23.8 million in 2003, and $38.4 million in 2002. We sold five consolidated apartment communities in 2004, six consolidated apartment communities in 2003, and three consolidated apartment communities and five unconsolidated apartment communities in 2002. These sales brought decreases in net operating income of $1.4 million in 2004 compared to 2003 and $5.1 million in 2003 compared to 2002. We also sold one unconsolidated commercial property in 2004 and two consolidated commercial properties in 2003. The Investment Division's gains on sale of real estate have been reduced by $5.8 million in 2003 and $954,000 in 2002 for intercompany profit recognized previously by the Homebuilding Division upon the transfer of stabilized rental properties to the Investment Division. The Investment Division also reported gains on intercompany sales of $5.3 million in 2003, and $12.9 million in 2002. These intercompany sales related to the transfer of properties to the Homebuilding Division for renovation or conversion to condominiums.

Interest expense for the Investment Division increased by $4.4 million, or 12.2%, in 2004 compared to 2003. For the 45 same store stabilized apartment communities, interest expense increased 3.6% from $26.2 million to $27.1 million. A decrease of $535,000 came from the sale of Investment Division apartment communities during 2004 and 2003. An increase of $2.3 million was related to stabilized apartment communities transferred into the Investment Division.

Investment Division interest expense increased by 1% to $36.4 million in 2003 from $36 million in 2002. The 45 same store stabilized apartment communities reported a $611,000, or 2.4%, increase. A $2.4 million increase was the result of the transfer of stabilized apartment communities into the Investment Division in 2003. A $2.8 million decrease came from the sale of Investment Division apartment communities during 2003 and 2002.

Investment Division depreciation expense was $31.1 million in 2004, $30 million in 2003, and $28.2 million in 2002. The 45 same store stabilized apartment communities reported depreciation expense of $16.8 million in 2004, $18.2 million in 2003, and $16.6 million in 2002. An increase in 2003 and decrease in 2004 of $1 million for same store stabilized apartment communities was the result of resuming depreciation of two properties upon their reclassification from Real Estate Held for Sale to Real Estate Held for Investment. In 2004, an increase of $2.7 million in Investment Division depreciation expense was related to stabilized apartment communities transferred into the Investment Division, and a $984,000 decrease was related to properties sold during 2003 and 2004. In 2003, a $2 million increase came from stabilized apartment communities transferred into the Investment Division.

General and administrative expenses of the Investment Division increased to $6.4 million in 2004 from $5.4 million in 2003 and $5.9 million in 2002. General and administrative expenses were 4.4% of divisional revenues in 2004, 4.4% in 2003, and 4.8% in 2002.

Twenty-three of our Investment Division rental apartment communities are located in Florida. The hurricanes during 2004 caused relatively minor damage, primarily water intrusion or roof damage and damage to landscaping. We estimate the total cost of repairs to damage and removal and replacement of trees and other landscaping to be approximately $730,000, of which approximately $565,000 has been paid to date. Property maintenance staffs, working in conjunction with contractors, have now largely restored the properties to their pre-storm condition.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal sources of cash are home sales, rental operations of Investment Division properties, borrowings, and proceeds from the sale of Investment Division properties. As our Homebuilding Division continues to grow, home sales, along with project-related construction loans, will become our primary source of cash. We believe these sources will continue to meet our cash requirements, including debt service, property maintenance and improvements, acquisitions of land for development, development costs for rental apartment and for-sale communities under construction or renovation, projected purchases of existing properties, dividends on preferred stock, and repurchases of common stock under the announced buy back program. Although we expect these sources of cash to be sufficient to fund planned uses of cash, we can make no assurance that the expected home sales and Investment Division property sales and borrowings will be completed as planned.

Mortgages and Other Debt

Senior Convertible Notes. On September 16, 2004, we issued $50 million of 8% Senior Convertible Notes ("The Notes"). On November 19, 2004, we issued an additional $12 million of The Notes. The Notes are general, senior, unsecured obligations of Tarragon, bear interest at the rate of 8% per annum, mature in September 2009, and are convertible into Tarragon Common Stock. Interest is payable semi-annually in March and September, and the outstanding balance of the Notes is payable at maturity. See NOTE 4. "NOTES AND INTEREST PAYABLE" in the Notes to Consolidated Financial Statements.

Unsecured Credit Facilities. We have a $20 million unsecured line of credit with affiliates of William S. Friedman, our Chief Executive Officer and Chairman of our Board of Directors. Advances under the line of credit bear interest at the lower of 100 basis points over the thirty-day LIBOR or the lowest rate offered in writing to us for an unsecured loan by an institutional lender. Payments of interest only are due on demand but no more frequently than monthly. All outstanding principal and interest are due at maturity in January 2006. As of December 31, 2004, all of these funds were available to us.

We have a $10 million unsecured line of credit with Wachovia Bank. Payment terms are interest only monthly at 200 basis points over the thirty-day LIBOR, with the outstanding balance due at maturity of July 2005. As of December 31, 2004, all of these funds were available to us.

Secured Credit Facilities. We have a $20.2 million revolving line of credit with SouthTrust Bank, an Alabama banking corporation. This loan bears interest at a floating rate equal to the 30-day LIBOR plus 175 basis points. Interest only is payable monthly, with the outstanding principal amount due at maturity in June 2005. It is secured by five properties and shares of our common stock owned by Mr. Friedman and his affiliates. We have agreed to indemnify Mr. Friedman and his affiliates from any loss, cost, or liability associated with their pledge of stock to secure this line of credit. As of December 31, 2004, $19 million was available to us under this line of credit. We currently have mortgage loans totaling $196.7 million (of which $25 million represents a revolving commitment), secured by a pool of eleven properties, under a secured credit facility with General Electric Capital Corporation ("GECC") that matures in May 2006. The mortgage loans under this facility are cross-collateralized and cross-defaulted with each other. Under the GECC mortgage facility, we are required to maintain, at all times, a consolidated net worth of not less than $50 million, measured at the end of each quarter, and minimum aggregate unrestricted cash and marketable securities of not less than $10 million in order to be able to incur other debt. Seven of these properties are in a sub-portfolio with an aggregate balance of $124.1 million that bear interest at 173 basis points over LIBOR, payable monthly. If our ratio of net operating income of all of the properties in the entire portfolio to the total debt outstanding in the facility (the "Cash on Cash Ratio") falls below 8% or our ratio of net operating income of the entire portfolio to the total debt service required under the facility ("Debt Service Coverage Ratio") falls below 1.2x, the interest rate for these loans will be increased to 198 basis points over the thirty-day LIBOR. The Cash on Cash Ratio, as measured by GECC monthly, has exceeded this threshold, and we believe it will continue to meet or exceed this threshold. Four additional properties have loans with an aggregate balance of $72.6 million that currently bear interest at 190 basis points over the thirty-day LIBOR and require monthly payments of principal and interest computed on a 27½-year amortization schedule. If our Cash on Cash Ratio for this sub-portfolio reaches 9% for at least two consecutive quarters, the interest rate on these loans will be reduced to 173 basis points over the thirty-day LIBOR; if our Cash on Cash Ratio for this sub-portfolio reaches 9.75% for at least two consecutive quarters, principal amortization will cease. If the Cash on Cash Ratio for our overall portfolio falls below 8% in any month, payment on the loans on the sub-portfolio of seven properties will change to principal plus interest computed on a 30-year amortization schedule. In addition, we will be required to pay the lender 100% of our net cash flow (after payment of property operating expenses, debt service and impounds) from all of the properties in the portfolio in reduction of the principal balance of the loans, until the portfolio Cash on Cash Ratio is again 8% or greater for two consecutive months. This credit facility has two one-year extension options. The first extension option requires a Cash on Cash Ratio of 10% or greater and a Debt Service Coverage Ratio of 1.25x or greater. The second extension option requires a Cash on Cash Ratio of 10.5% or greater and a Debt Service Coverage Ratio of 1.3x or greater.

Non-recourse Mortgage Debt. As of December 31, 2004, in addition to the GECC mortgage facility, we had an aggregate of $209 million of outstanding non-recourse indebtedness secured by 30 Investment Division assets. The agreements governing this mortgage debt generally do not contain restrictive covenants and are not guaranteed by us or any of our subsidiaries or joint ventures. Of these mortgage loans, $185.9 million bear interest at various fixed rates, and $23.1 million bear interest at various floating rates. As of December 31, 2004, they bore interest at a weighted average rate of 6.1%.

Recourse Mortgage Debt. The following table summarizes the material terms of our recourse mortgage debt (dollars in thousands):

Project name	Balance at December 31, 2004	Interest Rate as of December 31, 2004	Maturity Date	Tarragon's Interest in Profits
200 Fountain Apartments	$11,810	4.70%	Nov-2005	100%
Aventerra Apartments	7,871	4.40%	Dec-2005	100%
Emerson Center	7,291	4.65%	Feb-2005[c]	100%
Merritt 8	900[a]	4.53%	Jul-2023	100%
Northwest O'Hare	2,930	4.90%	Apr-2006	100%
Orlando Central Park	5,035	6.25%	Oct-2005	100%
Paramus Shopping Center	2,075[b]	4.90%	Oct-2007	100%
Venetian Bay Village	4,051	5.15%	Jun-2005	56%
	$41,963			

(a) Represents a guaranty of 5% of the loan amount. The remainder of the loan amount is included in Non-recourse Mortgage Debt above.
(b) Represents a guaranty of 26% of the loan amount. The remainder of the loan amount is included in Non-recourse Mortgage Debt above.
(c) This loan has been extended until May 2005.

Construction Loans. In connection with our various homebuilding projects, we obtain construction loans to finance the cost of construction. Generally, one of our subsidiaries or a joint venture will incur the construction loan, and we will guarantee the repayment of the construction loan and/or grant a completion guarantee with respect to the project. In general, we repay outstanding amounts under construction loans on for-sale communities with proceeds from home sales.

We refinance construction loans on rental communities with permanent or semi-permanent mortgage financing upon the completion and stabilization of the properties. The following table summarizes the material terms of our construction loans, all of which we have guaranteed (dollars in thousands):

Project name	Commitment Amount	Balance at December 31, 2004	Interest Rate as of December 31, 2004	Maturity Date	Tarragon's Interest in Profits
Alta Mar	$ 20,500	$ 10,425	4.40%	Nov-2006	100%
Belle Park	13,000	3,796	4.60%	Sep-2007	100%
Cason Estates	14,339	3,136	4.20%	May-2006	100%
Las Olas River House	60,146	60,146	5.20%	Apr-2005	70%(a)
One Hudson Park	54,325	2,947	4.25%	Jun-2007	100%
The Exchange	5,702	5,702	4.65%	Nov-2006	100%
Venetian Bay Village	9,000	5,398	4.90%	Dec-2005	56%
Villa Tuscany	22,500	22,500	4.45%	Jun-2006	70%
Vintage at Fenwick Plantation	14,425	14,425	4.40%	Jun-2005	70%
Vintage at Lake Lotta	13,442	13,442	4.30%	Nov-2005	100%
Warwick Grove	8,000	402	4.60%	Jul-2006	50%
	$235,379	$142,319			

(a) In January 2005, we acquired our partners' interests in this project.

Condominium Conversion Loans. We generally obtain loans to finance the cost of acquiring and/or renovating rental properties to condominium homes. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan. The following table summarizes the material terms of our condominium conversion loans, all of which we have guaranteed (dollars in thousands):

Project name	Commitment Amount	Balance at December 31, 2004	Interest Rate as of December 31, 2004	Maturity Date	Tarragon's Interest in Profits
5600 Collins	$ 1,000	$ 310	5.25%	May-2005	100%
Arlington Park	7,000	7,000	5.25%	Dec-2005	100%
Lincoln Pointe	40,000	38,512	5.35%	Aug-2006	70%
	$48,000	$45,822			

Mezzanine Loans. In connection with our homebuilding projects, we occasionally obtain mezzanine loans to finance part of the cost of construction. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan and/or grant a completion guarantee with respect to the project. We have one mezzanine loan, which we have guaranteed, on our Las Olas River House project with a December 31, 2004, balance of $36.5 million. This loan bears interest at a variable rate, which was 5.90% at December 31, 2004, and matures in March 2005, unless we exercise our option to extend for six months. This loan will be paid off with proceeds from closings of home sales.

Acquisition and Development Loans. In connection with our homebuilding projects, we obtain acquisition and development loans to finance the purchase of land and the development of the infrastructure with the intent to subdivide and sell lots to other homebuilders. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan. The following table summarizes the material terms of our acquisition and development loans, all of which we have guaranteed (dollars in thousands):

Project name	Commitment Amount	Balance at December 31, 2004	Interest Rate as of December 31, 2004	Maturity Date	Tarragon's Interest in Profits
Alexandria Pointe	$ 2,562	$ 1,680	5.40%	Jun-2007	40%
Metropolitan Sarasota	19,400	18,721	5.15%	Aug-2005	70%[a]
Southridge Pointe	1,158	1,133	5.40%	Jun-2006	40%
Warwick Grove	8,300	7,315	4.60%	Jul-2006	50%
Woods of Lake Helen	1,971	1,971	6.00%	Nov-2005	40%
Woods at Southridge	750	739	5.40%	Dec-2005	40%
	$34,141	$31,559			

(a) In January 2005, we acquired our partners' interests in this project. The project was sold on March 10, 2005, for $40 million and the loan was paid off at closing.

Land Loans. When we acquire land for future development or sale, we sometimes finance the acquisitions with land loans. Generally, one of our subsidiaries or a joint venture will incur the loan, and we will guarantee the repayment of the loan. The following table summarizes the material terms of our land loans, all of which we have guaranteed (dollars in thousands):

Project name	Balance at December 31, 2004	Interest Rate as of December 31, 2004	Maturity Date	Tarragon's Interest in Profits
100 East Las Olas	$ 4,125	6.25%	Mar-2005[a]	70%[b]
1100 Adams	5,075	4.90%	Mar-2005	70%
Fort Worth Land[c]	1,463	5.50%	Oct-2009	90%
Villas at Seven Dwarfs Lane	1,725	4.90%	Nov-2005	100%
	$12,388			

(a) We have extended the maturity date of this loan to March 2006.
(b) In January 2005, we acquired our partners' interests in this project.
(c) This property was sold in February 2005, and the loan was paid off at closing.

Other Non-Recourse Debt. We have a loan of $8.4 million due to Aetna secured by interests in our joint ventures with it. The loan matures in November 2010. Aetna receives a sliding percentage ranging from all to 10% of operating cash flow or capital proceeds from the three properties owned by the joint ventures based on the cumulative return received.

Sources and Uses of Cash

The following table presents major sources and uses of cash for the past three years.

For the Years Ended December 31,	2004	2003	2002
Sources of cash:			
Net cash flow from property operations	$ 11,340	$ 15,087	$ 18,066
Net proceeds from the sale of real estate			
Investment Division	14,196	24,244	20,658
Homebuilding Division	510	—	378
Net proceeds (payments) related to financings and other borrowings			
Investment Division	40,090	45,063	19,204
Homebuilding Division	11,300	—	(8,238)
Convertible debt	58,077	—	—
Lines of credit	(2,809)	(3,370)	(13,184)
Net proceeds from home sales	48,013	8,320	14,715
Other:			
Collections of notes and interest receivable	829	1,052	3,870
Net cash received in conjunction with consolidation of partnerships and joint ventures	225	—	—
Proceeds from the disposition of other assets	2,075	—	—
Proceeds from the exercise of stock options	5,880	246	386
Total sources of cash	189,726	90,642	55,855
Uses of cash:			
Purchase of homebuilding inventory or land for development	(47,797)	(16,611)	(4,975)
Development and renovation costs (net of borrowings)	(52,126)	(5,142)	(3,869)
Advances to partnerships and joint ventures for homebuilding activities	(29,163)	(35,271)	(1,812)
Cash used in homebuilding activities	(129,086)	(57,024)	(10,656)
Purchase of Investment Division apartment communities	(15,526)	—	—
Property capital improvements	(8,412)	(11,161)	(16,247)
Other:			
Stock repurchases	(2,093)	(4,186)	(4,863)
General and administrative expenses paid	(20,712)	(13,904)	(12,943)
Dividends to stockholders	(904)	(791)	(1,325)
Distributions to minority partner of consolidated partnership	(1,010)	(1,245)	(921)
Buyout of minority partners	(11,081)	—	—
Other	(462)	1,272	134
Total uses of cash	(189,286)	(87,039)	(46,821)
Net sources of cash	$ 440	$ 3,603	$ 9,034

Advances to partnerships and joint ventures for homebuilding activities in 2004 included:

- $6 million to Park Avenue Tarragon for purchase of an existing 743-unit apartment community for conversion.
- $3.9 million to Delaney Square for purchase of an existing 364-unit apartment community for conversion.
- $2.7 million to Block 99/102 Development to purchase land for future commercial development.

Advances to partnerships and joint ventures for homebuilding activities in 2003 included:

- $15.5 million to Metropolitan Sarasota to purchase land for its 124-unit high-rise, luxury condominium development in Sarasota, Florida.
- $8.3 million to One Las Olas for development costs of its 287-unit high-rise, luxury condominium development in Ft. Lauderdale, Florida.
- $1.8 million to East Las Olas for development costs of its 90-unit mixed-use retail and condominium development in Ft. Lauderdale, Florida.
- $7.8 million to Thirteenth Street Development for development costs related to its two mid-rise, luxury condominium developments with a total of 277 homes in Hoboken, New Jersey.

Cash Flows

2004 Compared to 2003. For the year ended December 31, 2004, our net cash used in operating activities was $60.1 million compared to net cash provided by operating activities of $7.2 million for the year ended December 31, 2003. This decrease is principally related to homebuilding activities. Cash used for the purchase of homebuilding inventory increased $102 million. Homebuilding renovation and development costs paid increased $80 million, while

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

cash received from homebuilding sales increased $141 million. Additionally, we paid interest of $10 million in connection with the refinancing of the mezzanine loan for Las Olas River House during 2004.

For the year ended December 31, 2004, our net cash used in investing activities was $64.8 million compared to $34.4 million for the same period of 2003. During 2004, we acquired one rental apartment community for $15.4 million, the cash portion of which was $4.2 million. We also purchased land for development for $4.5 million. Additionally, in 2004, we acquired the interests of minority partners in one office building and two apartment communities for $11.1 million. In 2003, we sold eight investment properties for net proceeds of $24.2 million, while net proceeds from the sale of real estate during 2004 was $14.7 million from the sale of five investment properties and one parcel of land. Advances to partnerships and joint ventures for development costs decreased $8.2 million in 2004 compared to 2003 partly due to the consolidation of our Las Olas River House project in January 2004 in connection with the adoption of FIN 46R.

For the year ended December 31, 2004, our net cash provided by financing activities increased to $125 million, from $30.8 million for the year ended December 31, 2003. This increase was primarily due to the issuance of $62 million of Senior Convertible Notes during 2004. Proceeds from the debt issuance were used to repay approximately $34.6 million of mortgage debt and $8 million of outstanding lines of credit balances. In 2004, we also borrowed approximately $228 million in construction loans to fund our homebuilding division projects as compared to $45 million in 2003. In 2004, refinancing loans provided $26.1 million as compared to $36.2 million in 2003. Additionally, the exercise of stock options during 2004 provided cash proceeds of $6 million, an increase of $5.7 million over the same period in 2003.

2003 Compared to 2002. For fiscal 2003, our net cash provided by operating activities was $7.2 million, compared to $24.8 million for fiscal 2002. The decrease in 2003 was due primarily to increased homebuilding renovation and development costs and purchases of homebuilding inventory (caused by the ramping-up of our homebuilding and condominium conversion activities), offset by increased cash received from homebuilding sales.

In 2003, our net cash used in investing activities was $34.4 million, compared to $25.0 million used in 2002. This decrease in net cash from investing activities was due primarily to:

- a significant increase in advances to partnerships and joint ventures for development costs, primarily at our Las Olas River House and Hoboken projects;
- advances to Metropolitan Sarasota in connection with acquiring a parcel of land; and
- a significant decline in distributions from sales of partnership and joint venture properties; offset, in part, by
- a significant increase in proceeds from the sale of real estate; and
- lower real estate development costs resulting from reduced rental property development activities.

In 2003, our net cash provided by financing activities was $30.8 million, compared to $9.2 million in 2002. This increase was due primarily to an increase in refinancing activities and increased borrowings in connection with our homebuilding activities.

Contractual Commitments

The following table summarizes information regarding contractual commitments.

	2005	2006 and 2007	2008 and 2009	Thereafter	Total
Scheduled principal payments on debt	$211,207	$312,089	$115,861	$127,052	$766,209
Operating leases	1,277	2,026	1,577	25,618	30,498
Firm contracts to purchase real estate for homebuilding activities	114,250	—	—	—	114,250
	326,734	314,115	117,438	152,670	910,957
Guaranteed debt of unconsolidated partnerships and joint ventures	52,321	11,000	—	—	63,321
	$379,055	$325,115	$117,438	$152,670	$974,278

Of the loans maturing in 2005, $60.1 million has been repaid as of March 1, 2005 with proceeds from home sales. The maturity of a $7.3 million mortgage was extended to May 2005. Additionally, $35.9 million may be extended for six months, $7.9 million may be extended for one year, and $36.5 million may be extended for eighteen months. Of the loans maturing in 2006, $41.6 million may be extended for one year, and $196.7 million may be extended for two years. An $8 million mortgage maturing in 2007 has a five year extension option. We intend to extend the loans or pay them off largely through refinancings and home sales. We believe we can arrange such new financing as may be needed to repay maturing loans.

The firm contracts to purchase real estate for homebuilding activities include a contract to purchase the Yacht Club on the Intracoastal, a 388-unit apartment community in Hypoluxo, Florida, for $67.3 million. We financed this purchase with a $62.5 million loan. Firm contracts also include a contract to purchase Georgetown at Celebration, a 315-unit apartment community in Celebration, Florida, for $47 million. This acquisition was financed with a $45 million loan. We acquired both of these properties in January 2005 and plan to sell the apartments as condominiums.

Guaranteed debt of unconsolidated partnerships and joint ventures includes $3.5 million that relates to a mortgage that matures in 2006 with a six month extension option and $7.5 million that relates to a mortgage that matures in 2006 with an extension option for one year. We have also guaranteed construction loans totaling $81.5 million on two unconsolidated properties. These loans mature in 2005 and have a balance as of December 31, 2004, of $52.3 million.

Common Stock Repurchase Program

The Board of Directors has authorized a common stock repurchase program. We may continue to repurchase shares of our common stock as long as we believe the fair market value of our net assets per share is substantially greater than the market price of our common stock. We repurchased 144,311 shares of our common stock in open market and negotiated transactions in 2004 at a cost of $2 million. We repurchased 275,443 shares at a cost of $4.2 million in 2003 and 326,982 shares for an aggregate $4.7 million in 2002. As of December 31, 2004, Tarragon had authority to repurchase an additional 709,991 common shares.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the preparation of our consolidated financial statements and our financial reporting process and are based on our current judgments. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ from our current judgments. The most significant accounting policies affecting our consolidated financial statements are as follows.

Asset Impairment. GAAP requires a property held for sale to be measured at the lower of its carrying amount or fair value less costs to sell. In instances where a property's estimated fair value less costs to sell is less than its carrying value at the time of evaluation, we recognize a loss and write down the property's carrying value to its estimated fair value less costs to sell. We recognize a gain for subsequent increases in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. Our review of properties held for sale generally includes selective site inspections, comparing the property's current rents to market rents, reviewing the property's expenses and maintenance requirements, discussions with the property manager, and a review of the surrounding area. We may make adjustments to estimated fair values based on future reviews.

We also evaluate our properties held for investment for impairment whenever events or changes in circumstances indicate that a property's carrying value may not be recoverable. This evaluation generally consists of reviewing the property's cash flow and current and projected market conditions, as well as changes in general and local economic conditions. If we conclude that a property has been impaired, we recognize an impairment loss and write down the property's carrying value to estimated fair value.

Investments in Joint Ventures Accounted for Using the Equity Method. In December 2003, the FASB issued FIN 46R. FIN 46R clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest, or "variable interest entities." Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. We adopted the provisions of FIN 46R in the first quarter of 2004.

We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control or which are not variable interest entities of which we are the primary beneficiary. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' operating income and additional advances and decreased by our proportionate share of the partnerships' operating losses and distributions received. Our interest in intercompany transactions is eliminated.

We determine our proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures."

We have investments in a number of partnerships or joint ventures in which we hold non-controlling interests or our outside partners have significant participating rights, as defined by the FASB's Emerging Issues Task Force in its 96-16 Abstract, or important rights, as defined by SOP 78-9 and which we have determined not to be variable interest entities, as defined by FIN 46R. The net effect of not consolidating these joint ventures has been to exclude their assets, liabilities, and gross revenues and expenses from our consolidated financial statements. There has been no effect on reported net income or loss except in instances where we have received distributions from a joint venture in excess of our investment in the joint venture, with the excess recorded as income. In these situations, we have recovered our investment in the joint venture, its indebtedness is non-recourse to us, and we have no obligation to fund any of its cash flow deficits.

Revenue Recognition. We have generally recognized revenue from homebuilding sales at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid- rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, a substantial percentage of homes are under firm contracts, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.

Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenant's sales have reached the threshold provided for in the lease.

Interest and management fee revenue are recognized when earned. Revenue from long term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.

Gains on Sale of Real Estate. Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66—"Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financial method, whichever is appropriate.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, it permitted companies the option of continuing to apply the guidance in APB No. 25, as along as the footnotes to the financial statements disclosed the pro forma effects of implementing the fair-value-based method in a footnote. SFAS No. 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) will be effective as of the first interim or annual reporting period beginning after June 15, 2005 and will apply to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying SFAS No. 123(R), if any, is recognized as of the required effective date. The adoption of SFAS No. 123(R) will not have a material effect on our consolidated financial statements because we adopted the fair value method of accounting for stock-based awards in the third quarter of 2002.

Environmental Matters

Under federal, state, and local environmental laws, ordinances, and regulations, Tarragon may be liable for removal or remediation costs, as well as other costs (such as fines or injuries to persons and property) where our employees may have arranged for removal, disposal, or treatment of hazardous or toxic substances. In addition, environmental laws impose liability for release of asbestos-containing materials into the air, and third parties can seek recovery from Tarragon for personal injury associated with those materials. We are not aware of any liability relating to these matters that would have a material adverse effect on our business, financial position, or results of operations. However, there is a matter involving the alleged release of asbestos-containing materials at one of our condominium conversion projects. As of this date, we are unable to determine the outcome of this matter and whether it will have a material impact on our financial statements. We have incurred legal and other professional fees and costs of relocating residents in connection with this matter totaling $448,000 to date. Remediation has been completed at a total cost of $795,000.

Estimated Fair Value of Equity of Investment Division

Tarragon also measures its performance by changes in estimated fair value of equity in its Investment Division properties, as presented in the following table.

December 31,	2004	2003	2002
Investment Division:			
Consolidated properties:			
Estimated fair values[1]	**$ 743,678**	$ 549,598	$ 522,953
Debt[2]	**(487,992)**	(403,570)	(370,538)
Minority interests in estimated fair value equity	**(21,833)**	(20,517)	(18,430)
Tarragon's estimated fair value equity	**$ 233,853**	$125,511	$ 133,985
Unconsolidated properties:			
Estimated fair values[1]	**$ 268,440**	$ 363,900	$ 259,143
Debt	**(173,369)**	(262,438)	(176,888)
Outside partners' interests in estimated fair value equity	**(23,265)**	(24,427)	(19,627)
Tarragon's estimated fair value equity	**$ 71,806**	$ 77,035	$ 62,628
Total Investment Division estimated fair value equity	**$ 305,661**	$ 202,546	$ 196,613
Excess of estimated fair values over net carrying values	**$ 395,886**	$ 304,042	$ 241,208

(1) Estimated fair values have been determined using the following procedures. For properties with appraisals ordered by lenders in connection with mortgage financing performed within one year, the appraised values are used. For 2002, we estimated the fair value of five properties under contract at such contract prices. Three of these properties were sold in the first quarter of 2003. We estimated the fair values of two properties based on written offers to purchase from third parties. For 2003, we estimated the fair value of one property under contract at its contract sale price. For 2004, we estimated the fair values of four properties under contract at their contract sale prices. One of these properties was sold in January 2005. We estimated the fair values of four properties based on offers to purchase. We estimated the fair values of two properties based on recently canceled contracts for sale. We estimated the fair values of three properties based on analysis performed by brokers marketing the properties for sale. We estimated the fair value of one property acquired in 2004 at its purchase price. For land and all properties under development or construction or in initial lease-up, the historical cost basis net carrying values are used. For all other properties, we engaged Marcus & Millichap, a national real estate investment brokerage company, to perform Broker's Opinions of Value, and these values are used. Estimated fair values presented do not give effect to income taxes.

(2) Debt as of December 31, 2004, excludes $62 million of unsecured convertible notes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates that may adversely affect our financial position, results of operations, and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage such exposure through our regular operating and financing activities. We do not trade or speculate in financial instruments.

At December 31, 2004, we had approximately $529 million of consolidated variable rate debt. The primary base rate is the 30-day LIBOR. Using this balance of debt, a 100 basis point (1%) increase in LIBOR or any other indexes on which the rates are based would reduce our annual pre-tax earnings and cash flows by approximately $5.3 million. On the other hand, a 100 basis point decrease in interest rates would increase our annual pre-tax earnings and cash flows by approximately $5.3 million.

At December 31, 2004, unconsolidated partnerships and joint ventures had approximately $152 million of variable rate debt. A 100 basis point increase in the index on which the rates are based would reduce our annual pre-tax earnings and cash flows by $762,000, based on our interests in profits and losses of those entities. A 100 basis point decrease in the index would increase our pre-tax earnings and cash flows by $762,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Tarragon Corporation

We have audited the accompanying consolidated balance sheets of Tarragon Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarragon Corporation and subsidiaries, as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted, Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and the fair value accounting method of No. 123 "Accounting for Stock-Based Compensation" in 2002 and No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in 2003, and Financial Accounting Standards Board Interpretation 46-R "Consolidation of Variable Interest Entities" in 2004.

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of Tarragon Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

Grant Thornton LLP

Dallas, Texas
March 15, 2005

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003
	(dollars in thousands)	
ASSETS		
Real estate held for investment (net of accumulated depreciation of $128,375 in 2004 and $110,817 in 2003)	**$ 489,215**	$ 395,095
Homebuilding inventory	**287,353**	97,234
Contracts receivable	**99,744**	—
Assets held for sale	**21,870**	—
Investments in and advances to partnerships and joint ventures	**48,074**	81,764
Cash and cash equivalents	**22,066**	21,626
Restricted cash	**30,210**	6,573
Goodwill	**2,691**	2,691
Other assets, net	**47,068**	18,834
	$1,048,291	$ 623,817
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Notes and interest payable	**$ 770,247**	$ 471,262
Liabilities related to assets held for sale	**20,664**	—
Net deferred tax liability	**12,720**	—
Other liabilities	**71,217**	26,886
	874,848	498,148
Commitments and contingencies		
Minority interest	**21,760**	22,341
Stockholders' equity		
Common stock, $.01 par value; authorized shares, 100,000,000; shares outstanding, 21,179,479 in 2004 and 16,473,794 in 2003	**212**	165
Special stock, $.01 par value; authorized shares, 17,500,000; shares outstanding, none	**—**	—
Cumulative preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 753,333 in 2004 and 2003; liquidation preference, $9,040 in 2004 and 2003, or $12 per share	**8**	8
Paid-in capital	**336,877**	332,798
Accumulated deficit	**(158,553)**	(202,357)
Treasury stock, at cost (5,856,587 shares in 2004 and 4,889,821 shares in 2003)	**(26,861)**	(27,286)
	151,683	103,328
	$1,048,291	$ 623,817

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2004	2003	2002
	(dollars in thousands, except per share data)		
Revenue			
Homebuilding sales revenue	$220,465	$ 56,279	$ 26,179
Rentals	89,665	74,444	72,759
Management fees and other (including $374 in 2004, $429 in 2003, and $472 in 2002 from affiliates)	826	922	580
	310,956	131,645	99,518
Expenses			
Costs of homebuilding sales (including inventory write-downs of $1,571 in 2003 and $2,680 in 2002)	175,279	46,431	28,859
Property operations	48,196	42,134	38,865
Depreciation	20,249	18,301	16,220
Impairment charges	1,133	—	—
General and administrative			
Corporate	16,407	13,234	9,472
Property	4,359	3,692	3,064
	265,623	123,792	96,480
Other income and expenses			
Equity in income of partnerships and joint ventures	21,530	22,476	16,642
Minority interests in income of consolidated partnerships and joint ventures	(3,818)	(2,590)	(1,285)
Interest income (including $332 in 2004, $678 in 2003, and $265 in 2002 from affiliates)	728	1,605	510
Interest expense (including $12 in 2004, $2 in 2003, and $228 in 2002 to affiliates)	(25,749)	(23,857)	(21,287)
Gain on sale of real estate	378	1,223	1,258
Gain (loss) on disposition of other assets	2,075	—	(29)
Insurance and other claims	—	60	84
Litigation settlements	(250)	—	102
Income (loss) from continuing operations before income tax	40,227	6,770	(967)
Income tax expense	(7,400)	—	—
Income (loss) from continuing operations	32,827	6,770	(967)
Discontinued operations, net of income tax			
Income (loss) from operations	931	1,306	(114)
Gain on sale of real estate	10,950	23,118	6,540
Net income	44,708	31,194	5,459
Dividends on cumulative preferred stock	(904)	(785)	(683)
Net income allocable to common stockholders	$ 43,804	$ 30,409	$ 4,776
Earnings per common share			
Income (loss) from continuing operations allocable to common stockholders	$ 1.45	$ .33	$ (.05)
Discontinued operations	.54	1.05	.26
Net income allocable to common stockholders	$ 1.99	$ 1.38	$ .21
Earnings per common share—assuming dilution			
Income (loss) from continuing operations allocable to common stockholders	$ 1.24	$ .29	$ (.05)
Discontinued operations	.45	.91	.26
Net income allocable to common stockholders	$ 1.69	$ 1.20	$ .21

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands)

	Preferred Stock		Common Stock		Paid-in	Accumulated	Treasury Stock		Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balance, January 1, 2002	571,527	$ 6	11,224,602	$112	$334,179	$(227,589)	(3,797,176)	$(33,590)	$ 73,118
Repurchase of common stock	—	—	—	—	—	—	(326,982)	(4,731)	(4,731)
Retirement of preferred stock	(11,009)	—	—	—	(132)	—	—	—	(132)
Retirement of treasury stock	—	—	(808,984)	(8)	(7,147)	—	808,984	7,155	—
Common stock dividend	—	—	1,126,807	11	9,946	(9,953)	(390,058)	(4)	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(683)	—	—	(683)
Stock options exercised	—	—	59,567	1	384	—	—	—	385
Compensation expense related to stock options granted	—	—	—	—	317	—	—	—	317
Net income	—	—		—		5,459	—	—	5,459
Balance, December 31, 2002	560,518	6	11,601,992	116	337,547	(232,766)	(3,705,232)	(31,170)	73,733
Repurchase of common stock	—	—	—	—	—	—	(275,443)	(4,151)	(4,151)
Retirement of preferred stock	(3,000)	—	—	—	(35)	—	—	—	(35)
Retirement of treasury stock	—	—	(947,930)	(9)	(8,045)	—	947,930	8,054	—
Stock options exercised	—	—	38,644	—	246	—	—	—	246
Three-for-two common stock split	—	—	5,781,088	58	(39)	—	(1,857,076)	(19)	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(785)	—	—	(785)
Compensation expense related to stock options granted	—	—	—	—	268	—	—	—	268
Purchase of homebuilding inventory	195,815	2	—	—	2,856	—	—	—	2,858
Net income	—	—		—	—	31,194	—	—	31,194
Balance, December 31, 2003	753,333	8	16,473,794	165	332,798	(202,357)	(4,889,821)	(27,286)	103,328
Repurchase of common stock	—	—	—	—	—	—	(152,094)	(2,093)	(2,093)
Retirement of treasury stock	—	—	(407,783)	(4)	(2,526)	—	407,783	2,530	—
Stock options exercised	—	—	996,083	10	5,870	—	—	—	5,880
Income tax benefits for nonqualified stock option exercises	—	—	—	—	331	—	—	—	331
Five-for-four common stock split	—	—	4,117,385	41	(29)	—	(1,222,455)	(12)	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(904)	—	—	(904)
Compensation expense related to stock options granted	—	—	—	—	433	—	—	—	433
Net income	—	—	—	—	—	44,708	—	—	44,708
Balance, December 31, 2004	**753,333**	**$ 8**	**21,179,479**	**$212**	**$336,877**	**$(158,553)**	**(5,856,587)**	**$(26,861)**	**$151,683**

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2004	2003	2002
	(dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 44,708	$ 31,194	$ 5,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense	14,575	—	—
Insurance and other claims	—	(60)	(84)
(Gain) loss on disposition of other assets	(2,075)	—	29
Pretax gain on sale of real estate	(18,366)	(24,341)	(7,798)
Minority interests in income of consolidated partnerships and joint ventures	3,818	2,590	1,285
Depreciation and amortization	25,915	23,678	22,660
Impairment charges	1,133	—	—
Equity in income of partnerships and joint ventures	(21,530)	(22,476)	(16,642)
Costs of homebuilding sales	175,279	46,431	28,859
Purchase of homebuilding inventory	(114,239)	(12,450)	(1,920)
Noncash compensation related to stock options	433	268	317
Excess of homebuilding sales revenue over sales collected attributable to commissions and closing costs	(6,138)	(3,624)	(972)
Homebuilding renovation and development costs paid	(108,932)	(30,663)	(5,128)
Noncash homebuilding sales recorded under percentage of completion method	(20,161)	—	—
Changes in other assets and other liabilities, net of effects of non-cash investing and financing activities:			
(Increase) decrease in interest receivable	83	(705)	(139)
(Increase) in other assets	(23,553)	(560)	403
Increase (decrease) in other liabilities	9,265	(2,568)	(1,551)
Increase (decrease) in interest payable	(20,288)	466	2
Net cash provided by (used in) operating activities	(60,073)	7,180	24,780
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of operating apartment communities	(15,526)	—	—
Purchase of land for development	(4,535)	(2,156)	(3,055)
Proceeds from the sale of real estate	14,706	24,244	7,792
Property capital improvements	(8,412)	(11,161)	(16,247)
Costs of developing rental apartment communities	(11,118)	(10,233)	(29,485)
Earnest money deposits (paid) received, net	(6,375)	(2,005)	51
Note receivable collections	18	152	3,499
Distributions from investing activities of partnerships and joint ventures	2,458	—	13,244
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(27,063)	(35,271)	(6,626)
Refund of partnership and joint venture development costs from construction financing	—	—	4,814
Net distributions related to property operations of partnerships and joint ventures	853	3,283	2,071
Proceeds from disposition of other assets	2,075	—	—
Net increase in cash in conjunction with consolidation of partnerships and joint ventures	225	—	—
Distributions to minority partners of consolidated partnerships and joint ventures	(1,010)	(1,245)	(921)
Buyout of minority partners	(11,081)	—	—
Other	—	—	(98)
Net cash used in investing activities	(64,785)	(34,392)	(24,961)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	(dollars in thousands)		
For the Years Ended December 31,	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	**$ 429,652**	$ 230,565	$108,459
Principal payments on notes payable	**(320,746)**	(204,765)	(88,580)
Repayment of advances from affiliates, net	**—**	—	(12,186)
Distributions from financing activities of partnerships and joint ventures	**13,424**	8,837	7,096
Stock repurchases	**(2,093)**	(4,186)	(4,863)
Dividends to stockholders, including amounts accrued in prior years	**(904)**	(791)	(1,325)
Proceeds from the exercise of stock options	**5,880**	246	386
Other	**85**	909	228
Net cash provided by financing activities	**125,298**	30,815	9,215
Net increase in cash and cash equivalents	**440**	3,603	9,034
Cash and cash equivalents, beginning of year	**21,626**	18,023	8,989
Cash and cash equivalents, end of year	**$ 22,066**	$ 21,626	$ 18,023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	**$ 44,585**	$ 23,650	$ 23,829
Income taxes paid	**$ 470**	$ —	$ —
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Changes in assets and liabilities in connection with the purchase of operating apartment communities:			
Real estate	**$ 15,409**	$ —	$ —
Restricted cash	**114**	—	—
Other assets	**163**	—	—
Notes and interest payable	**32**	—	—
Other liabilities	**(192)**	—	—
Cash paid	**$ 15,526**	$ —	$ —
Assets written off and liabilities released in connection with the sale of real estate:			
Real estate	**$ 24,579**	$ 27,600	$ 12,463
Other assets	**648**	523	(1,654)
Notes and interest payable	**(28,519)**	(27,394)	(10,469)
Other liabilities	**(368)**	(826)	(346)
Net gain on sale	**18,366**	24,341	7,798
Cash received	**$ 14,706**	$ 24,244	$ 7,792
Effect on assets and liabilities of the consolidation of two apartment communities in 2002, the deconsolidation of one apartment community in 2003, and the consolidation of four apartment communities, six homebuilding projects, and one commercial property in 2004:			
Real estate	**$ 121,418**	$ (16,377)	$ 38,488
Homebuilding inventory	**114,921**	—	—
Contracts receivable	**78,066**	—	—
Investments in and advances to partnerships and joint ventures	**(72,053)**	2,549	207
Restricted cash	**17,073**	—	—
Other assets	**15,203**	(260)	1,858
Notes and interest payable	**(243,809)**	13,424	(31,672)
Other liabilities	**(23,353)**	664	(284)
Minority interest	**(7,691)**	—	(8,597)
Increase in cash from consolidation	**$ (225)**	$ —	$ —
Purchase of mortgage receivable financed with note payable	**$ —**	$ 12,826	$ —
Liabilities that financed the purchase of homebuilding inventory	**$ —**	$ 61,279	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We are a real estate homebuilder and investor with over 30 years of experience in the real estate industry. We operate two distinct businesses:

- the Homebuilding Division, which develops, renovates, builds, and markets homes in high-density, urban locations and in master-planned communities; and
- the Investment Division, which owns, develops, and operates residential and commercial rental properties, including almost 5,000 rental apartments we developed.

Financial information about our segments can be found in NOTE 14. "SEGMENT REPORTING."

The accompanying Consolidated Financial Statements of Tarragon Corporation, its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. Certain balances for 2002 and 2003 have been reclassified to conform to the 2004 presentation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation. The Consolidated Financial Statements include the accounts of Tarragon, its subsidiaries, and partnerships and joint ventures (which consist primarily of limited liability companies) it controls. Tarragon is deemed to control partnerships or joint ventures which have no unaffiliated owners or for which Tarragon is designated as the manager and the outside owners are given no participating rights, as defined in the Financial Accounting Standard Board's ("FASB") Emerging Issues Task Force's 96-16 Abstract ("EITF 96-16"), or are given no important rights as defined in the American Institute of Certified Public Accountants' Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures." All significant intercompany transactions and balances have been eliminated.

In December 2003, the Financial Accounting Standards Board issued Interpretation 46R ("FIN 46R"), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements." FIN 46R changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns or both. Additionally, if the holders of equity at risk as a group do not have controlling financial interest, the entity may be defined as a VIE. Once an entity is determined to be a VIE, the primary beneficiary must consolidate the VIE into its financial statements. We adopted the provisions of FIN 46R on January 1, 2004.

We have identified ten partnerships and joint ventures, over which we exercise significant influence but do not control, which qualify as VIEs and of which we are the primary beneficiary. These ten entities, seven of which were previously accounted for using the equity method, have been consolidated in accordance with FIN 46R. Their assets and liabilities were recorded at carrying value. The ten entities consist of three limited partnerships and three limited liability companies engaged in homebuilding and one partnership and three limited liability companies which own and operate rental apartment communities with 1,226 units. The consolidation of these ten entities increased assets by $336.9 million as of December 31, 2004. Gross revenue for the year ended December 31, 2004, included homebuilding sales of $51.9 million and rentals of $12.2 million produced by these ten consolidated entities. One Las Olas, Ltd. is the most significant of the VIEs with $166.5 million in assets as of December 31, 2004, and homebuilding sales of $51.9 million for the year ended December 31, 2004. One Las Olas, Ltd. is a limited partnership currently developing Las Olas River House, a luxury high-rise condominium development in Ft. Lauderdale, Florida. The recourse debt of these VIEs of $92.6 million is collateralized by the carrying value of the pledged assets of $246.7 million. Two of these VIEs have mortgages of $53.6 million that are non-recourse to the general assets of Tarragon.

Real estate and depreciation. Real estate held for investment is carried at cost unless an impairment is determined to exist. We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, the asset's carrying value is written down to estimated fair value with a charge against current earnings. In 2004, we recorded an impairment charge to reduce the carrying value of a tract of land in our Homebuilding Division by $733,000 after entering into a contract for sale, reducing its carrying value to equal the sales value. Additionally, we recorded an impairment charge to the carrying value of a shopping center in our Investment Division after determining its value had been impaired. An impairment charge of $400,000 was recorded to reduce its carrying value to its estimated fair value. The fair value was determined using a broker's opinion of value from a national real estate investment brokerage company.

We capitalize improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year except for individual expenditures less than $10,000 that are not part of a planned renovation project. Under this policy, during 2004, expenditures of $9.4 million were capitalized, and property replacements of $3.6 million were expensed. Property replacements expensed include, but are not limited to, such items as landscaping, common area improvements, and apartment upgrades. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, as summarized in the following table.

Carpet and vinyl flooring	5 years
Appliances and common area upgrades	10 years
Roof replacements	10–15 years
Boiler/HVAC replacements	10–20 years
Plumbing replacements and apartment upgrades	20 years

Properties for which firm contracts for sale are in place are reclassified to held for sale. Real estate held for sale is not depreciated. We cease depreciating the properties in the month following their reclassification to held for sale. These properties remain classified as held for sale until sold or until we decide to discontinue marketing efforts.

When properties are reclassified from held for sale to held for investment, we resume depreciating them in the month of their reclassification, and depreciation expense is adjusted to record depreciation for the time during which the properties were classified as held for sale. Real estate held for sale is carried at the lower of cost or estimated fair value less estimated costs to sell.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which we adopted January 1, 2002, operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented.

Homebuilding inventory. Homebuilding inventory consists of land, condominium conversions, and condominium, townhome, and single-family home site developments. Homebuilding inventory, including capitalized interest and real estate taxes, is carried at the lower of cost or fair value determined by evaluation of individual projects. Whenever events or circumstances indicate that the carrying value of homebuilding inventory may not be recoverable, the related assets are written down to their estimated fair value less selling costs.

Capitalized interest. We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing or sale. Interest of $14.2 million, $1.7 million, and $850,000 was capitalized during 2004, 2003, and 2002, respectively. Total interest incurred for 2004, 2003, and 2002 was $39.9 million, $25.6 million, and $22.2 million, respectively.

Cash equivalents. We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Restricted cash. Restricted cash is primarily escrow accounts, generally held by the lenders of certain of our mortgage notes payable, for taxes, insurance, and property repairs and replacements.

Other assets. Other assets consist primarily of notes and interest receivable, tenant accounts receivable, deferred borrowing costs, and prepaid leasing commissions. Deferred borrowing costs are amortized on the straight-line method (which has approximated the effective interest method) over the related loan terms, and such amortization is included in interest expense. Prepaid leasing commissions are amortized to leasing commission expense, included in property operating expenses, on the straight-line method over the related lease terms.

Goodwill. Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. We adopted SFAS No.142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized but rather carried on the balance sheet as permanent assets. These assets are subject to at least annual assessment for impairment by applying a fair-value-based test.

Revenue Recognition. Homebuilding sales revenue is typically recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, a substantial percentage of homes are under firm contracts, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.

Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenants' sales have reached the threshold provided for in the lease.

Interest and management fee revenue are recognized when earned. Revenue from long term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.

Gains on Sale of Real Estate. Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66—"Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

Investments in Noncontrolled Partnerships and Joint Ventures. We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control or which are not required to be consolidated under the provisions of FIN 46 as discussed above. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' or joint ventures' operating income and additional advances and decreased by our proportionate share of the partnerships' or joint ventures' operating losses and distributions received. We determine Tarragon's proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of SOP 78-9. Our interest in intercompany transactions is eliminated.

Stock Splits. In January 2005, the Board of Directors approved a three-for-two stock split effective February 10, 2005. In December 2003, the Board of Directors approved a five-for-four stock split effective January 15, 2004. In January 2003, the Board of Directors approved a three-for-two stock split effective February 14, 2003. Weighted average shares of common stock outstanding and stock options outstanding, granted, exercised, and forfeited in NOTE 8. "STOCK-BASED AWARDS" have been restated to give effect to the stock splits.

Earnings per Common Share. Earnings per share of common stock is computed based upon the weighted average number of shares outstanding during each year. All share and per share data have been restated to give effect to the three-for-two stock splits on February 14, 2003, and February 10, 2005, and the five-for-four stock split on January 15, 2004. See NOTE 7. "EARNINGS PER COMMON SHARE."

Fair Value of Financial Instruments. Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2004 and 2003. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may realize or pay.

As of December 31, 2004 and 2003, we estimate that the carrying amounts for cash and cash equivalents and restricted cash approximate fair value because of the short maturities of these instruments. In addition, the carrying amounts of notes receivable and other liabilities approximate fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities. See NOTE 4. "NOTES AND INTEREST PAYABLE" for the disclosure of fair values of notes payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Extinguishment of Debt. We adopted Statement of Financial Accounting Standards No. 145 "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" on January 1, 2003. Pursuant to this statement, gains on losses on extinguishments of debt are no longer classified as extraordinary unless they meet the unusual in nature and infrequency of occurrence criteria of Accounting Principles Board Opinion No. 30. Items previously classified as extraordinary have been reclassified to conform to the current presentation.

Stock-based Awards. In 2002, we adopted the fair value method defined in SFAS No. 123, "Accounting for Stock-Based Compensation," in accounting for our stock option plans, where previously we applied Accounting Principles Board's Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations. SFAS No. 123 indicates that the fair value method is the preferable method of accounting. In December 2002, the FASB amended SFAS No. 123 by issuing SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which we adopted upon issuance. We elected to apply the fair value method prospectively, which is one of three methods established by SFAS No. 148, for all options granted since the beginning of 2002. Under APB No. 25, compensation costs related to stock options issued pursuant to compensatory plans are measured based on the difference between the quoted market price of the stock at the measurement date (ordinarily the date of grant) and the exercise price and should be charged to expense over the periods during which the grantee performs the related services. Because awards under the plans vest over five years, the cost related to stock-based employee compensation included in the determination of net income for 2004, 2003, and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per common share if the fair value based method had been applied to all outstanding and unvested awards in each period. For more information about our stock option plans, see NOTE 8. "STOCK-BASED AWARDS."

For the Years Ended December 31,	2004	2003	2002
Net income allocable to common stockholders, as reported	$43,804	$30,409	$4,776
Add:			
Stock-based employee compensation expense included in reported net income, net of income tax	259	268	317
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of income tax	(261)	(465)	(568)
Pro forma net income allocable to common stockholders	$43,802	$30,212	$4,525
Earnings per common share			
Net income allocable to common stockholders, as reported	$ 1.99	$ 1.38	$ .21
Net income allocable to common stockholders, pro forma	$ 1.99	$ 1.37	$ .20
Earnings per common share—assuming dilution			
Net income allocable to common stockholders and assumed conversions, as reported	$ 1.69	$ 1.20	$ .21
Net income allocable to common stockholders and assumed conversions, pro forma	$ 1.69	$ 1.19	$ .20

Marketing Costs. Marketing costs, including advertising, incurred in connection with newly constructed rental apartment communities in lease-up are deferred and amortized to property operating expenses over the lease-up term. Marketing costs incurred in connection with for-sale communities are deferred and recorded as cost of sales when sales revenue is recognized. All other advertising costs are recorded to property operating expenses as incurred.

Concentrations of Credit Risks. We maintain cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of the depository institutions regularly, and we do not believe excessive risk of depository institution failure exists at December 31, 2004.

Employee Benefit Plan. Tarragon has a defined contribution plan covering substantially all of its employees. Tarragon's contributions are 401(k) matches determined based on 100% of the first 3% and 50% of the next 2% of the employee's salary deferrals. Total plan expense was $382,000 in 2004, $330,000 in 2003, and $273,000 in 2002 and is included in corporate and property general and administrative expenses in the accompanying Consolidated Statements of Operations.

Income Taxes. We recognize deferred tax assets and liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted statutory tax rate. A valuation allowance is recorded to the extent realization of deferred tax assets is uncertain.

NOTE 2. MINORITY INTERESTS

In February 2000, Tarragon entered into an agreement to acquire the interests of Robert C. Rohdie and certain of his affiliates in ten apartment communities. Simultaneously, he became a member of our Board of Directors and Chief Executive Officer of Tarragon Development Corporation, a wholly-owned subsidiary of Tarragon. Mr. Rohdie, Tarragon's partner in the development of these projects, contributed his equity interests to Tarragon Development Company, L.L.C. ("TDC"), a newly formed entity, in exchange for a preferred interest in the entity. For five of the ten properties that had been completed as of the date of the agreement, Mr. Rohdie received a preferred interest with a fair value of $5 million. The initial $5 million of purchase consideration was allocated to the five completed properties based upon their relative fair values. In accordance with the terms of the agreement, the purchase of the remaining five properties, which were in various stages of construction or development planning in February 2000, was contingent upon their completion, as defined in the agreement. During 2001, four of the five remaining apartment communities were completed, as defined in the agreement, and Mr. Rohdie received additional preferred interests in TDC with an aggregate fair value approximating $3.8 million. Mr. Rohdie received an additional preferred interest with a fair value of approximately $1.3 million for one final apartment community in May 2003.

Mr. Rohdie's preferred interest earns a guaranteed return. For 80% of the preferred interest, it is a guaranteed fixed return of 5% for the first two years, increasing by 1% per year until it reaches 10% in year seven. The remaining 20% of the preferred interest is due an amount equal to cash dividends payable, if any, on 668,097 shares (adjusted to give effect to the February 2005 three-for-two stock split) of Tarragon common stock. Mr. Rohdie received distributions of $375,889 in 2002, $577,722 in 2003, and $421,889 in 2004 in payment of his guaranteed return.

Mr. Rohdie can convert his preferred interest in TDC into 668,097 post-split shares of our common stock and preferred stock with a face value of $8 million and a like dividend to his guaranteed fixed return. If we do not have available an issue of preferred stock outstanding at the time of the conversion, or at our discretion, we may pay the cash value of Mr. Rohdie's preferred interest over three years. Beginning in February 2006, Mr. Rohdie may elect to convert his preferred interest into cash, payable over three years. The cash value that would be payable for the conversion of the preferred interest is equal to the sum of (1) the liquidation preference multiplied by the number of shares of preferred stock payable upon conversion (483,333 shares as of December 31, 2004) and (2) the market value of 668,097 post-split shares of our common stock. As of December 31, 2004, the cash value was $13,768,163.

Tarragon is the sole manager of TDC and makes all decisions regarding the operation, management, or control of its business and therefore consolidates this entity. Mr. Rohdie's interest in TDC is presented as a minority interest. The guaranteed fixed return payable to Mr. Rohdie is being recorded based on an annual effective yield of 8.53% and is reflected in "Minority interests in income of consolidated partnerships and joint ventures" in the accompanying Consolidated Statements of Income.

We purchased the preferred interests of the outside partner in Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P., which were presented as minority interests, in July 2004, for $9.5 million. In the fourth quarter of 2004, we entered into contracts to sell Antelope Pines Apartments and Woodcreek Garden Apartments. The sale of Antelope Pines closed in December 2004, and the sale of Woodcreek Garden closed in January 2005. In accordance with SFAS No. 144, the operating results of these properties, along with the gain on sale of Antelope Pines of $10.9 million, have been presented in discontinued operations for all periods presented in the accompanying Consolidated Statements of Income. Additionally, assets and liabilities associated with Woodcreek Garden have been presented in "Assets held for sale" and "Liabilities related to assets held for sale" in the accompanying December 31, 2004, Consolidated Balance Sheet. See NOTE 13. "ASSETS HELD FOR SALE."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES

Investments in and advances to partnerships and joint ventures consisted of the following at December 31:

	Profits Interest	Carrying Amount	
		2004	2003
801 Pennsylvania Avenue	50%	$ 30	$ 15
Ansonia Apartments, L.P.	70%	367	—
Ansonia Liberty, L.L.C.	90%	10	—
Cypress Grove, L.L.C.	50%	4,646	—
Danforth Apartment Owners, L.L.C.	99%	—	80
Delaney Square, L.L.C.	50%	5,778	—
Fenwick Tarragon Apartments, L.L.C.(1)	70%	—	1,830
Guardian-Jupiter Partners, Ltd.(1)	70%	—	3,315
Hoboken joint ventures:(2)			
601 Ninth Street Development, L.L.C.(7)	50%	—	477
900 Monroe Street Development, L.L.C.	63%	1,792	—
Adams Street Development, L.L.C.	48%	—	1,567
Block 88 Development, L.L.C.	70%	—	610
Block 99/102 Development, L.L.C.	55%	5,622	233
Block 144 Development, L.L.C.	63%	282	—
Madison Warehouse Development, L.L.C.	63%	1,975	—
Thirteenth Street Development, L.L.C.	50%	12,749	8,393
Upper Grand Realty, L.L.C.	50%	345	—
Lake Sherwood Partners, L.L.C.(1)	70%	—	—
Larchmont Associates, L.P.(5)	57%	2,026	2,619
Merritt 8 Acquisitions, L.L.C.(3)	80%	—	907
Merritt Stratford, L.L.C.	50%	229	497
Metropolitan Sarasota, Ltd.(1)(6)	70%	—	15,910
One Las Olas, Ltd. (1)(6)	70%	—	33,993
Orion Towers Tarragon L.L.P.	70%	2,100	—
100 East Las Olas, Ltd., and East Las Olas, Ltd.(1)(6)	70%	—	6,408
Park Avenue Tarragon, L.L.C.	50%	6,119	—
Sacramento Nine (4)	70%	—	443
Summit/Tarragon Murfreesboro, L.L.C.(1)	70%	—	416
Tarragon Calistoga, L.L.C.	80%	632	557
Tarragon Savannah I & II, L.L.C.	99%	2,234	2,514
TDC/Ursa Hoboken Sales Center, L.L.C.	48%	1,140	—
Vineyard at Eagle Harbor, L.L.C.	99%	—	—
Warwick Grove Company, L.L.C.(1)	50%	—	980
		$48,076	$81,764

(1) In connection with adoption of the provisions of FIN 46R, these investments were consolidated as of January 1, 2004 (See NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES").
(2) The Company bought out certain interests of the joint ventures in 2004, thereby changing the percentage of Tarragon's interest in profits. Adams Street Development and Block 88 Development were consolidated beginning in November 2004.
(3) We began consolidating Merritt 8 Acquisitions in September 2004 after we acquired our partner's interest in this joint venture.
(4) This entity's sole asset, Prospect Park Office Building, was sold in December 2004.
(5) This partnership's sole asset, Arbor Glen Apartments, was sold in January 2005.
(6) In January 2005, we acquired the interests of Richard Zipes and his affiliates in these joint ventures.
(7) Our interest in this partnership was sold in April 2004.

We exercise significant influence over but hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in the EITF 96-16, or important rights, as defined by SOP 78-9. Therefore, except to the extent consolidation is required by FIN 46 (see note (1) above), we account for our investments in these partnerships and joint ventures using the equity method.

Ansonia Apartments, L.P. Our partner in Ansonia Apartments is Ansonia L.L.C., the members of which are Robert Rothenberg, Saul Spitz, Eileen Swenson, Richard and Rebecca Frary, and Joel Mael. Messrs. Rothenberg and Spitz and Ms. Swenson became executive officers of Tarragon, and Mr. Rothenberg was appointed to our Board of Directors, in September 2000. Mr. Frary was appointed as a member of our Board of Directors in April 2004. Mr. Frary is also a partner in Ansonia Liberty, L.L.C., and Tarragon Calistoga, L.L.C.

Tarragon's investment in Ansonia Apartments was fully recovered in 2002 from distributions to the partners of cash proceeds from property sales, mortgage refinancings, supplemental mortgages, and operations. Distributions in excess of our share of Ansonia's earnings since then have been included in equity in income of partnerships and joint ventures in the accompanying Consolidated Statements of Operations and total $6.3 million, $8.2 million, and $5.3 million, respectively, for the years ended December 31, 2004, 2003, and 2002.

Hoboken joint ventures. In November 2004, we entered into an agreement to purchase a portion of one of our partners' interests in various joint venture projects in The Upper Grand neighborhood of Hoboken, New Jersey, for an aggregate purchase price of $15 million. Pursuant to this agreement, we paid $10 million in November 2004 and the balance in February 2005 in exchange for assignments of all of Ursa Development Group, Inc.'s interests in the Block 88 and Adams Street developments, 50% of its interests in the Block 99 development, and 25% of its interests in all other Hoboken joint ventures. In connection with this transaction, we acquired control of Adams Street Development and Block 88 Development and began consolidating them in November 2004. The purchase price was allocated among the interests acquired based on the relative fair values of their projects.

Merritt 8 Acquisitions, L.L.C. In September 2004, we purchased our partner's interest in this entity, which owns Merritt 8 Office Building in Stratford, Connecticut, for $1.5 million. This entity is now wholly-owned by Tarragon and is consolidated for accounting purposes.

One Las Olas, Ltd. One Las Olas owns our Las Olas River House condominium development in Ft. Lauderdale, Florida. At and prior to December 31, 2003, we accounted for this partnership using the equity method. One Las Olas had total assets at December 31, 2003, of $167.7 million and had total revenue of $97.6 million for the year ended December 31, 2003. Our share of its net income for the year ended December 31, 2003, was $16.3 million, which was reported in equity in income of partnerships and joint ventures in the accompanying Consolidated Statement of Operations for the year ended December 31, 2003. In connection with adoption of the provisions of FIN 46R, we began consolidating this partnership on January 1, 2004.

In January 2005, we acquired our partners' interests in One Las Olas, 100 East Las Olas/East Las Olas, and Metropolitan Sarasota for $13.7 million and 30,000 (45,000 as adjusted for the February 2005 three-for-two stock split) shares of Tarragon common stock.

Loan Guarantees for Unconsolidated Partnerships and Joint Ventures. We have guaranteed $11 million of mortgages on two unconsolidated properties; $3.5 million relates to a mortgage that matures in 2006 and has a six month extension option, and $7.5 million relates to a mortgage that matures in 2006 with an extension option for one year. We have also guaranteed construction loans totaling $81.5 million on two unconsolidated properties. These loans mature in 2005 and have a balance as of December 31, 2004, of $52.3 million. We have recorded liabilities totaling $392,000 in connection with three of these guarantees. Estimated fair values of other guarantees provided since January 1, 2003, are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Below are unaudited summarized financial data for our unconsolidated partnerships and joint ventures as of and for the periods indicated.

	Thirteenth Street Development	Other[1]	All Partnerships
December 31, 2004			
Real estate	$ —	$186,439	$ 186,439
Accumulated depreciation	—	(37,365)	(37,365)
Homebuilding inventory	4,254	140,534	144,788
Other assets, net	82,266	14,293	96,559
Notes and interest payable	(52,321)	(277,963)	(330,284)
Other liabilities	(13,465)	(5,877)	(19,342)
Partners' capital	$ 20,734	$ 20,061	$ 40,795
Our proportionate share of partners' capital	$ 12,492	$ 5,435	$ 17,927
Cash distributions in excess of investment	—	6,541	6,541
Liability established for debt guarantees	278	12	290
Advances	(22)	23,340	23,318
Investments in and advances to partnerships and joint ventures	$ 12,748	$ 35,328	$ 48,076
Year Ended December 31, 2004			
Homebuilding sales	$ 77,471	$ 17,560	$ 95,031
Cost of homebuilding sales	(51,897)	(13,785)	(65,682)
Rental revenue	—	37,580	37,580
Property and other operating expenses	(3)	(19,015)	(19,018)
Interest expense	—	(13,026)	(13,026)
Depreciation expense	—	(6,672)	(6,672)
Income from continuing operations	25,571	2,642	28,213
Discontinued operations			
Income from operations	—	190	190
Gain on sale of real estate	—	2,604	2,604
Net income	25,571	5,436	31,007
Elimination of interest and management fees paid to Tarragon	—	1,456	1,456
Net income before interest and management fees paid to Tarragon	$ 25,571	$ 6,892	$ 32,463
Equity in income of partnerships and joint ventures	$ 12,787	$ 4,088	$ 16,875
Cash distributions in excess of investment	$ —	$ 5,816	$ 5,816
Write-down due to impairment	$ —	$ (1,162)	$ (1,162)
December 31, 2003			
Real estate	$ —	$ 297,823	$ 297,823
Accumulated depreciation	—	(34,078)	(34,078)
Homebuilding inventory	8,943	107,250	116,193
Other assets, net	33	117,055	117,088
Notes and interest payable	—	(403,261)	(403,261)
Other liabilities	(539)	(58,911)	(59,450)
Partners' capital	$ 8,437	$ 25,878	$ 34,315
Our proportionate share of partners' capital	$ 8,372	$ 28,228	$ 36,600
Cash distributions in excess of investment	—	15,479	15,479
Liability established for debt guarantees	—	2,579	2,579
Advances	21	30,516	30,537
Elimination of intercompany interest	—	(3,431)	(3,431)
Investments in and advances to partnerships and joint ventures	$ 8,393	$ 73,371	$ 81,764

(1) Application of FIN 46R resulted in the consolidation of ten joint ventures in 2004.

	All Partnerships
Year Ended December 31, 2003	
Homebuilding sales	$ 97,583
Costs of homebuilding sales	(77,381)
Rental revenue	47,534
Property and other operating expenses	(25,705)
Interest expense	(17,576)
Depreciation expense	(9,368)
Income from continuing operations	15,087
Discontinued operations	
Loss from operations	(218)
Net income	14,869
Elimination of interest and management fees paid to Tarragon	4,325
Net income before interest and management fees paid to Tarragon	$ 19,194
Equity in income of partnerships and joint ventures	$ 13,669
Cash distributions in excess of investment	$ 9,120
Write-down due to impairment	$ (313)
Year Ended December 31, 2002	
Rental revenue	$ 41,639
Property operating expenses	(20,742)
Interest expense	(14,462)
Depreciation expense	(8,073)
Gain on sale of real estate	27,240
Income from continuing operations	25,602
Discontinued operations	
Income from operations(2)	412
Gain on sale of real estate	6,780
Net income	32,794
Elimination of management fees paid to Tarragon	1,403
Net income before management fees paid to Tarragon	$ 34,197
Equity in income of partnerships and joint ventures	$ 10,587
Cash distributions in excess of investment	$ 6,055

(2) Includes revenue of $3,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4. NOTES AND INTEREST PAYABLE

Notes and interest payable consisted of the following at December 31:

	2004		2003	
	Estimated Fair Value	**Book Value**	Estimated Fair Value	Book Value
Mortgages on real estate	**$488,300**	**$478,135**	$409,709	$399,106
Loans on homebuilding inventory	**217,674**	**217,674**	57,556	57,546
Senior convertible notes	**62,000**	**62,000**	—	—
Other notes payable	**8,400**	**8,400**	12,405	12,405
Accrued interest	**4,038**	**4,038**	2,205	2,205
	$780,412	**$770,247**	$481,875	$471,262

Notes payable at December 31, 2004, bear interest at fixed rates from 4.53% to 10% per annum and variable rates currently ranging from 4.13% to 6.25% and mature from 2005 through 2027. The mortgage notes are generally nonrecourse, with the exception of construction loans, and are collateralized by deeds of trust on real estate with an aggregate net carrying value of $698 million.

On September 16, 2004, we completed the sale of $50 million principal amount of 8% Senior Convertible Notes Due 2009 (the "Notes"). The Notes are general, senior, unsecured obligations of Tarragon, bear interest at the rate of 8% per annum and are convertible into Tarragon Common Stock at an initial conversion rate of 81.6993 shares per $1,000 in principal amount of Notes (equal to a conversion price of $12.24 per share of Tarragon Common Stock on a post-split basis), subject to adjustment in certain instances. On November 19, 2004, as a "follow on" offering to the original sale, we sold an additional $12 million of the Notes.

Interest is payable semi-annually in March and September, and the principal balance of the Notes is payable at maturity of September 2009. Prior to September 16, 2007, the Notes are not redeemable. After that date until maturity, we have the right, but not the obligation, upon certain notice to redeem the Notes (in whole or in part) for cash at a redemption price of $1,000 original amount of Note, plus accrued and unpaid interest if the closing price of Tarragon's Common Stock equals or exceeds 150% of the then applicable conversion price for 20 out of 30 consecutive trading days. The Notes may also be subject to a "put option" by the Holders if a fundamental change occurs, as that term is defined in the Note Indenture. The Notes were sold pursuant to and in reliance upon Rule 144A. The Notes and the Common Stock issuable upon conversion of the Notes are now covered by Registration Statement No. 333-1211258 declared effective by the Commission on January 24, 2005. Tarragon will not receive any proceeds from the sale by the named selling security holders of the Notes or the shares of Common Stock issuable upon conversion of the Notes pursuant to such Registration.

Other notes payable consist of an $8.4 million loan secured by interests in joint ventures and outstanding balances and under lines of credit. We have a bank line of credit secured by mortgages on five properties and Tarragon common stock pledged by affiliates of William S. Friedman, our Chief Executive Officer and Chairman of our Board of Directors. See NOTE 9. "RELATED PARTY TRANSACTIONS." The line of credit matures in June 2005 and was increased from $16.8 million at December 31, 2003 to $20.2 million at December 31, 2004. At December 31, 2004, $19 million was available to us, and there was no outstanding balance under the line of credit. At December 31, 2003, advances of $1.7 million were included in other notes payable, and advances of $5.3 million were included with mortgages on real estate. We had $8.6 million available at December 31, 2003, under this line of credit. Other notes payable at December 31, 2003, also included a fully utilized $2 million bank line of credit that matured August 2004 and was secured by Tarragon common stock pledged by affiliates of Mr. Friedman. We also have an unused $20 million line of credit with affiliates of Mr. Friedman and an unused $10 million line of credit with a bank. The $10 million bank line of credit matures in July 2005. For the terms of the line of credit with affiliates of Mr. Friedman, see NOTE 9. "RELATED PARTY TRANSACTIONS."

At December 31, 2004, scheduled principal payments on notes payable are due as follows:

2005	$211,207
2006	291,153
2007	20,936
2008	17,752
2009	98,109
Thereafter	127,052
	$766,209

NOTE 5. COMMON STOCK REPURCHASE PROGRAM

The Board of Directors has authorized a common stock repurchase program. In 2004, 2003, and 2002, Tarragon repurchased an aggregate of 754,519 shares of its common stock in open market and negotiated transactions at a cost of $10.9 million. Our cumulative cost of common stock repurchases is $42.9 million. As of December 31, 2004, Tarragon had authorization to repurchase an additional 709,991 common shares.

NOTE 6. 10% CUMULATIVE PREFERRED STOCK

The 10% Cumulative Preferred Stock pays a fixed dividend of $1.20 per year and has a liquidation value of $12 per share. Shares may be redeemed at Tarragon's option at any time after June 30, 2003, at the liquidation value plus a premium of $0.50 per share which declines by $0.10 per share each year thereafter. No mandatory redemption or "sinking fund" is required.

NOTE 7. EARNINGS PER COMMON SHARE

Earnings per common share have been computed based on the weighted average number of shares of common stock outstanding. Following is a reconciliation of earnings per common share and earnings per common share—assuming dilution. The information has been restated to give effect to the three-for-two stock splits in February 2003 and February 2005 and the five-for-four stock split in January 2004.

For the Year Ended December 31,	2004	2003	2002
Net income allocable to common stockholders	$43,804	$30,409	$4,776
Add:			
Interest expense on convertible notes, net of income tax	918	—	—
Net income allocable to common stockholders—assuming dilution	$44,722	$30,409	$4,776
Earnings per common share			
Net income allocable to common stockholders	$ 1.99	$ 1.38	$ .21
Net income allocable to common stockholders—assuming dilution	$ 1.69	$ 1.20	$ .21
Weighted average of common shares used in computing earnings per share	22,025,352	21,975,137	22,628,214
Convertible preferred interest of minority partner in consolidated joint venture	668,096	668,096	—
Convertible notes	1,313,008	—	—
Effect of stock appreciation rights	7,529	—	—
Effect of stock options	2,530,179	2,743,569	—
Weighted average of common shares used in computing earnings per share—assuming dilution	26,544,164	25,386,802	22,628,214

The convertible preferred interest of minority partner in consolidated joint venture represents the preferred interest of Mr. Rohdie in a joint venture we consolidate (see NOTE 2. "MINORITY INTERESTS.") His preferred interest became convertible in February 2001. For the year ended December 31, 2002, his interest was convertible into 668,096 shares (as adjusted for January 2005 three-for-two stock split). However, their effect is not reflected in weighted average shares of common stock outstanding—assuming dilution in 2002 because their effect is antidilutive due to a loss from continuing operations allocable to common stockholders.

On a weighted average basis, options to purchase 4,435,494 shares of common stock at a price of $4.07 and 5,446,865 shares at $3.83 per share in 2004 and 2003, respectively, were outstanding during those years. During 2004 and 2003, the exercise prices of all options were less than the market prices of the common stock.

On a weighted average basis, options to purchase 5,165,844 shares at $3.67 per share in 2002 were outstanding during 2002 but were not reflected in the computation of weighted average shares of common stock outstanding—assuming dilution because their effect was antidilutive.

NOTE 8. STOCK-BASED AWARDS

Tarragon has an Independent Director Stock Option Plan (the "Director Plan"), a Share Option and Incentive Plan, and an Omnibus Plan (collectively, the "Option Plans"). Under Tarragon's Director Plan, Independent Directors receive annual awards of options to purchase up to 2,000 shares of Tarragon common stock on January 1 of each year. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

options are immediately exercisable and expire on the earlier of the first anniversary of the date on which the director ceases to serve as a director or ten years from the date of grant.

Under Tarragon's Share Option and Incentive Plan, incentive stock options have been awarded to officers and employees of Tarragon and its subsidiaries. These stock options vest between one and five years from the date of grant and expire ten years thereafter, unless the optionees' relationship with Tarragon terminates earlier.

On June 14, 2004, our stockholders approved the adoption of an Omnibus Plan for employee options and stock-based awards. Under this Plan, we have a maximum of two million shares of common stock available for issuance, including an aggregate of one million shares of common stock that are available for issuance of awards other than stock options. The Plan authorizes the award of incentive stock options and non-qualified stock options to our employees, as well as restricted or unrestricted stock awards or stock units; dividend equivalent rights; other stock based awards, including stock appreciation rights payable in stock or cash; and performance based and annual incentive awards.

As of December 31, 2004, shares of common stock available for grant under the Director Plan were 125,022, the Share Option and Incentive Plan were 437,511, and the Omnibus Plan were 1.9 million.

The following table summarizes stock option activity:

	2004		2003		2002	
For the Years Ended December 31,	**Number of Options**	**Weighted Average Exercise Prices**	Number of Options	Weighted Average Exercise Prices	Number of Options	Weighted Average Exercise Prices
Outstanding at January 1	**5,533,841**	**$3.93**	5,140,880	$3.68	4,949,640	$3.57
Granted	**128,619**	**8.46**	508,127	6.59	413,016	4.32
Exercised	**(1,494,121)**	**3.93**	(70,827)	3.26	(189,452)	2.17
Forfeited	**(17,382)**	**7.58**	(44,337)	4.83	(32,325)	3.26
Outstanding at December 31	**4,150,957**	**$4.06**	5,533,843	$3.93	5,140,879	$3.68
Exercisable at December 31	**3,489,946**	**$3.73**	4,791,070	$3.74	4,410,936	$3.67
Weighted average grant-date fair value of options granted:						
To employees and directors		**$2.96**		$2.57		$1.70
In connection with acquisitions				$3.33		

In 2004, we also granted stock appreciation rights from the Omnibus Plan on 105,300 shares at a weighted average price of $19.69 (shares and price adjusted for the February 2005 three-for-two stock split). These stock appreciation rights have ten-year terms, are limited in appreciation to $15 per share, and may be settled only in common stock of Tarragon. Of these stock appreciation rights, 7,800 with a weighted average exercise price of $19.45 were exercisable at December 31, 2004. The balance of the stock appreciation rights vest over three years from the date of grant. The weighted average grant-date fair value of stock appreciation rights granted in 2004 was $2.52.

The fair value of each option and stock appreciation right is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003		2002
For the Years Ended December 31,	**Granted to Employees and Directors**	Granted in Connection with Acquisition of Homebuilding Inventory	Granted to Employees and Directors	Granted to Employees and Directors
Dividend yield	**—**	—	—	—
Expected volatility	**21%**	22%	22%	22%
Risk-free interest rate	**4.21%**	3.78%	3.90%	5.25%
Expected lives (in years)	**6.58**	8	8	8
Forfeitures	**1.8%**	—	1.4%	3%

The following table summarizes information about the options outstanding at December 31, 2004:

Range of Exercise Prices	Outstanding: Options	Outstanding: Weighted Average Contractual Life	Outstanding: Weighted Average Exercise Price	Exercisable: Options	Exercisable: Weighted Average Exercise Price
$1.36–3.23	1,670,048	5.47	$3.03	1,663,242	$3.03
3.36–3.53	662,317	4.42	3.48	630,791	3.49
4.24–4.70	1,240,903	4.90	4.40	1,017,225	4.43
5.42–8.34	460,313	7.39	6.55	163,688	6.99
8.79–9.77	117,375	9.15	9.22	15,000	8.79
$1.36–9.77	4,150,956	5.45	$4.08	3,489,946	$3.73

In January 2005, we granted options covering 12,000 shares under the Director Plan, all of which were immediately exercisable. We also granted 201,536 stock appreciation rights under the Omnibus Plan. Also, 52,264 of the options outstanding at December 31, 2004, were exercised in the first two months of 2005.

NOTE 9. RELATED PARTY TRANSACTIONS

With the approval of our Board of Directors, affiliates of William S. Friedman and his wife, Lucy N. Friedman have made a $20 million unsecured line of credit available to us. Advances under the line of credit bear interest at LIBOR plus 1% per annum or the lowest rate at which credit is offered to us by any third party. The line of credit matures in January 2006. We incurred interest on this line of credit of $12,000 in 2004, $2,000 in 2003, and $228,000 in 2002. At December 31, 2004, there was no outstanding balance under the line of credit.

As an accommodation to us, Mr. and Mrs. Friedman and their affiliates have pledged approximately 1.6 million shares of Tarragon common stock to secure a $20.2 million line of credit with a bank. In addition, Mr. Friedman pledged approximately 375,000 shares of Tarragon common stock to secure a $2.0 million line of credit extended to the company by another bank, which was repaid in full and expired by its terms in August 2004. We have agreed to indemnify Mr. and Mrs. Friedman and their affiliates from any loss, cost, or liability associated with these accommodation pledges or the lines of credit. As collateral for our indemnification obligations, we have agreed to pledge shares of our treasury stock to Mr. and Mrs. Friedman and their affiliates.

During 2002, Tarragon received payment in full on notes receivable of $1.6 million and $541,000, respectively, from Robert P. Rothenberg, our President and Chief Operating Officer and a member of the Board of Directors of Tarragon, and Saul Spitz, Executive Vice President of Acquisitions for Tarragon. These loans were made to Messrs. Rothenberg and Spitz in connection with their required contributions to Ansonia Apartments, L.P., in 2001. The notes were paid from the proportionate share of distributions to Messrs. Rothenberg and Spitz from Ansonia. Tarragon recognized interest income totaling $136,000 in 2002 from these two notes.

Prior to 2004, Tarragon provided property management services for rental properties owned by affiliates of Mr. Friedman. Tarragon received property management fees of $15,000 in 2003 and $28,000 in 2002 from these properties. In addition, in 2002, Tarragon received $97,000 for services in refinancing properties owned by affiliates of Mr. Friedman.

Tarragon provides asset and property management services for certain properties owned by partnerships and joint ventures accounted for by the equity method. Tarragon received management fees of $1.5 million in 2004, $1.7 million in 2003, and $1.4 million in 2002 from these properties and recognized as income $374,000, $414,000, and $346,000 for the portion of the fee allocable to our joint venture partners. The remaining portion of the fees was treated as a return of our investment.

In 2003 and 2002, Tarragon recognized as interest income $678,000 and $129,000, respectively, on advances to One Las Olas, Ltd., a partnership that we accounted for on the equity method until January 1, 2004. The income recognized was the portion of the interest allocable to our partners. The remainder of the interest was treated as a reduction of project costs of Las Olas River House. Since the January 1, 2004, consolidation of this partnership, none of the interest on advances is recognized as income in Tarragon's Consolidated Statement of Income for the year ended December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Tarragon recognized income of $61,000 in 2004 and $291,000 in 2003 in connection with development and construction of one of our homebuilding projects in which outside partners hold an interest. The income represents the portion of a manager's fee allocable to the outside partners' interest.

NOTE 10. INCOME TAXES

In 2004, the provision for income taxes includes current federal taxes of $1.3 million, current state taxes of $600,000, deferred federal taxes of $11.6 million, and deferred state taxes of $1.5 million. No current or deferred income tax expense was recognized in 2003 or 2002 due to the application of net operating loss carryforwards. A reconciliation of computed income taxes to actual income taxes follows:

For the Years Ended December 31,	2004	2003	2002
Income (loss) from continuing operations before taxes	$40,227	$ 6,770	$(967)
Statutory Federal income tax rate	35%	34%	34%
Income taxes (benefit) at statutory rate	14,079	2,302	(329)
State income taxes, net of Federal benefit	1,429	293	(55)
Adjustment to correct deferred tax liabilities	2,112	—	—
Other	(398)	23	21
Change in valuation allowance	(9,822)	(2,618)	363
Income tax provision	$ 7,400	$ —	$ —

The following table discloses the components of the deferred tax amounts at December 31, 2004 and 2003:

December 31,	2004	2003
Deferred tax assets—temporary differences:		
Equity in earnings of partnerships and joint ventures	$ 2,309	$ 968
Bad debt allowance	7	57
Prepaid rent	29	22
Deferred revenue	237	161
Accrued benefits	420	248
Other	214	—
Total deferred tax assets—temporary differences	3,216	1,456
Alternative minimum tax credit carryforward	1,594	—
Net operating loss carryforward	2,437	24,197
Total deferred tax assets	7,247	25,653
Deferred tax liabilities—temporary differences:		
Distributions from partnerships and joint ventures in excess of basis	10,179	6,621
Investments in partnerships and joint ventures	6,973	—
Real estate	2,815	9,210
Total deferred tax liabilities	19,967	15,831
Net deferred tax assets (liabilities)	(12,720)	9,822
Less valuation allowance	—	(9,822)
Net deferred tax	$ (12,720)	$ —

At December 31, 2004, Tarragon had Federal net operating loss carryforwards of approximately $6.2 million expiring between 2005 and 2021.

In 2004, Tarragon's provision for income taxes is net of the reversal of a valuation allowance against net deferred tax assets of $9.8 million. The valuation allowance from December 31, 2003, was reversed during the second quarter of 2004 as it was determined that realization of Tarragon's deferred tax asset was more likely than not.

NOTE 11. RENTALS UNDER OPERATING LEASES

Tarragon's rental operations include the leasing of office buildings and shopping centers subject to leases with terms greater than one year. The leases thereon expire at various dates through 2020. The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2004:

2005	$11,662
2006	8,830
2007	6,830
2008	5,236
2009	4,483
Thereafter	16,789
	$53,830

NOTE 12. COMMITMENTS AND CONTINGENCIES

Tarragon is not aware of any liability relating to federal, state, and local environmental laws, ordinances, and regulations that would have a material adverse effect on our business, financial position, or results of operations. In April 2003, in connection with the condominium conversion of Pine Crest Village at Victoria Park, a contractor for Tarragon may have inadvertently disturbed asbestos-containing materials. Such actions are currently under investigation by the Environmental Protection Agency and may result in civil and/or criminal proceedings under applicable law. The extent of any resulting liability is unknown at this time. We have incurred legal and other professional fees and costs of relocating residents in connection with this matter totaling $448,000 to date. Remediation has been completed at a total cost of $795,000.

In December 2004, Tarragon was notified by its general liability insurer that it was withdrawing coverage for Orlando Central Park Tarragon, L.L.C., one of our subsidiaries, in connection with a negligence action pending in state court in Florida for personal injuries and damages allegedly suffered by the plaintiff as a result of the use of an insecticide at the property. The extent of the property owner's liability for the plaintiff's claims is unknown at this time.

Tarragon is also party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.

The following is a schedule of future minimum lease payments due on a ground lease in Paramus, New Jersey, that expires in 2061, and on leases for office space occupied by Tarragon that expire in 2009. Under terms of the ground lease, the minimum lease payments increase by 10% every fifth year. Tarragon has the right to acquire the land on expiration of the lease at 70% of its fair market value as determined at that time.

	Ground Lease	Office Space and Equipment
2005	$ 260	$1,017
2006	262	750
2007	286	728
2008	286	735
2009	286	270
Thereafter	25,618	—
	$26,998	$3,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13. ASSETS HELD FOR SALE

Assets held for sale and liabilities related to assets held for sale in the accompanying Consolidated Balance Sheets include the following:

December 31,	2004	2003
Real estate (net of accumulated depreciation of $3,257)	$21,358	$ —
Other assets, net	512	—
	$21,870	$ —
Notes and interest payable	$20,529	$ —
Other liabilities	135	—
	$20,664	$ —

The December 31, 2004, amounts include balances related to an apartment community under contract for sale at December 31, 2004, and sold in January 2005. At December 31, 2003, we had no assets classified as held for sale.

In accordance with Statement of Financial Accounting Standards No. 144, operating results for properties for which we implemented plans of disposal after the adoption of this pronouncement have been reported in discontinued operations. Discontinued operations for the years ended December 31, 2004, 2003 and 2002, include the operations of fourteen properties sold since the beginning of 2002 and one property held for sale as of December 31, 2004, which were previously reported in the Investment Division. The results of these operations were as follows:

For the Years Ended December 31,	2004	2003	2002
Rental revenue	$ 9,985	$13,345	$17,762
Property operating expenses	(4,864)	(7,069)	(9,506)
Interest expense	(2,144)	(2,498)	(4,422)
Depreciation expense	(1,448)	(2,472)	(3,948)
Income (loss) from operations before income taxes	1,529	1,306	(114)
Income taxes	(598)	—	—
Income (loss) from operations	$ 931	$ 1,306	$ (114)
Gain on sale of real estate before income taxes	17,988	23,118	6,540
Income taxes	(7,038)	—	—
Gain on sale of real estate	$10,950	$23,118	$ 6,540

In March 2005, our Board of Directors approved a plan to sell substantially all of our Investment Division properties. The properties subject to our plan of disposition will be classified as Assets Held for Sale as of March 31, 2005, and their results of operations will be presented in discontinued operations in 2005.

NOTE 14. SEGMENT REPORTING

Our business is divided into two principal segments—homebuilding and the operation of our investment portfolio. Our Homebuilding Division has become the main focus of our business in terms of financial and human capital. Our activities in the Homebuilding Division encompass condominium conversions of existing apartment communities, the development of town homes, carriage homes, and new, mid-rise or high-rise condominiums for sale to residents, the sale of single-family home sites to homebuilders, and development of new investment properties, primarily apartment communities, which, upon stabilization, become part of our investment portfolio. From the beginning of 2002 until the fourth quarter of 2003, we reported development of for-sale housing and development of new rental properties separately. We now view these activities as consistent with the objectives of the Homebuilding Division and report them together.

Our investment portfolio of stabilized apartment communities and commercial properties is the largest segment in terms of assets. Funds generated by the operation, sale, or refinancing of properties in the investment portfolio support our overhead and finance our homebuilding activities. We reclassify rental properties from the Homebuilding Division to the Investment Division once they have achieved stabilized operations, as defined below. We reclassify properties from the Investment Division to the Homebuilding Division if we have initiated renovation, reposition, or condominium conversion activities.

Homebuilding. For-sale assets in this division include luxury mid-rise and high-rise condominiums and townhouses under development and existing apartment communities under conversion to condominiums. They also include single-family home sites for sale to homebuilders. Communities under development and/or being marketed for sale at December 31, 2004, include the following.

Community	Location	Number of Remaining Homes or Home Sites	Description
Consolidated communities			
100 East Las Olas	Ft. Lauderdale, FL	90	Mid-rise luxury condominium development
1100 Adams	Hoboken, NJ	76	Mid-rise luxury condominium development
5600 Collins Avenue	Miami Beach, FL	6	Condominium conversion
Alexandria Place	Apopka, FL	13	Single-family home site development
Alexandria Pointe	Deland, FL	102	Single-family home site development
Alta Mar	Ft. Meyers, FL	131[a]	Mid-rise luxury condominium development
Arlington Park	Tampa, FL	76	Townhome conversion
Belle Park	Nashville, TN	36	Single-family home site development
Block 88	Hoboken, NJ	220	Mid-rise luxury condominium development
Georgetown at Celebration	Celebration, FL	315	Condominium conversion
Las Olas River House	Ft. Lauderdale, FL	209[a]	High-rise luxury condominium development
One Hudson Park	Edgewater, NJ	168	High-rise luxury condominium development
Pine Crest Village II	Ft. Lauderdale, FL	11	Condominium conversion
Southridge Pointe	Deland, FL	29	Single-family home site development
Tuscany on the Intracoastal	Boynton Beach, FL	61	Condominium conversion
Venetian Bay Village II and III	Kissimmee, FL	208	Townhome vacation community
The Villas at Seven Dwarfs Lane	Orlando, FL	256	Townhome vacation community
Warwick Grove	Warwick, NY	215	Traditional new development—flats, townhomes, and condominiums
Waterstreet at Celebration	Celebration, FL	37	Condominium conversion
Wekiva Crest	Apopka, FL	4	Single-family home site development
Woods of Lake Helen	Lake Helen, FL	93	Single-family home site development
Woods at Southridge	Deland, FL	17	Single-family home site development
		2,373	
Unconsolidated communities			
Block 99	Hoboken, NJ	217	Mid-rise luxury condominium development
Cypress Grove	Pompano Beach, FL	481	Townhome community
The Grande	Orlando, FL	261	Mid-rise condominium conversion
The Hamptons	Orlando, FL	743	Mixed use retail and condominium conversion
XII Hundred Grand	Hoboken, NJ	159[a]	Mid-rise luxury condominium development
XIII Hundred Grand	Hoboken, NJ	118[a]	Mid-rise luxury condominium development
		1,979	
		4,352	

(a) *We have recognized revenue for sales of 112 homes for Alta Mar, 205 homes for Las Olas River House (of which 78 units were closed during 2004), 135 homes for XII Hundred Grand and 117 homes for XIII Hundred Grand under the percentage of completion method as of December 31, 2004.*

Also included in the Homebuilding Division are rental communities under development or in initial lease-up, existing rental communities under renovation or reposition, and land held for development or sale. Apartments under development or in lease-up or under reposition include 658 consolidated units and 90 units owned through consolidated partnerships and joint ventures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We measure the performance of our Homebuilding Division primarily by gross profit from home sales. Intercompany sales, which represent the transfer of properties from the Homebuilding Division to the Investment Division, are also included in the following operating statements for the Homebuilding Division.

The sale prices for these properties were their estimated fair market values as of the date of transfer, and the cost of sales was their net carrying values as of the same date. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting. Beginning in 2004, properties are transferred between divisions at cost, and we do not report intercompany sales.

Investment. This division includes properties with stabilized operations. We consider a property stabilized when development or renovation is substantially complete and recurring operating income exceeds operating expenses and debt service. Prior to 2003, we defined stabilized properties as completed properties with stabilized market rate occupancy at market rents for comparable product in the property's market and which are subject to neither renovation nor repositioning. The Investment Division has 9,563 consolidated stabilized apartments and 3,868 stabilized apartments owned through unconsolidated partnerships and joint ventures. It also has consolidated commercial properties with 1.3 million square feet and commercial properties owned through unconsolidated partnerships and joint ventures with 62,229 square feet.

We use net operating income to measure the performance of our Investment Division. Net operating income is defined as rental revenue less property operating expenses (excluding depreciation). We believe net operating income is an important supplemental measure of operating performance of our investment properties because it provides a measure of the core operations of the properties. Additionally, we believe that net operating income, as defined, is a widely accepted measure of comparative operating performance in the real estate investment community. We believe that net income is the most directly comparable GAAP measure to net operating income. The operating statements for the Investment Division present reconciliations of Investment Division net operating income to Investment Division net income.

We allocate our general and administrative expenses between the segments based on the functions of the corporate departments. We allocate other corporate items, including interest income, management fee and other revenue, minority interests in income of consolidated partnerships and joint ventures, litigation settlement, and insurance and other claims that are not directly associated with one of our divisions in the same proportions as general and administrative expenses are allocated. Income taxes are not allocated between the divisions.

Following are operating statements and balance sheets for our two divisions and net operating income for our Investment Division. In our segment operating statements, we do not distinguish between consolidated and unconsolidated properties. We have provided a reconciliation of segment revenues to consolidated revenue following the operating statements, balance sheets, and summary of investment division net operating income.

HOMEBUILDING DIVISION

Operating Statements

For the Years Ended December 31,	2004		2003		2002	
Homebuilding sales	$ 315,496	100%	$ 153,862	100%	$ 26,179	100%
Intercompany sales	—	—	144,709	100%	303,959	100%
	315,496	100%	298,571	100%	330,138	100%
Costs of homebuilding sales	(240,961)	(76)%	(123,813)	(80)%	(28,859)	(110)%
Costs of intercompany sales	—	—	(122,496)	(85)%	(249,546)	(82)%
	(240,961)	(76)%	(246,309)	(82)%	(278,405)	(84)%
Gross profit (loss) on homebuilding sales	74,535	24%	30,049	20%	(2,680)	(10)%
Gross profit from intercompany sales	—	—	22,213	15%	54,413	18%
	74,535	24%	52,262	18%	51,733	16%
Minority interests in homebuilding sales of consolidated partnerships and joint ventures	(2,822)	(1)%	(409)	—	—	—
Outside partners' interests in homebuilding sales of unconsolidated partnerships and joint ventures	(14,663)	(5)%	(3,887)	(1)%	—	—
Outside partners' interests in intercompany sales of unconsolidated partnerships and joint ventures	—	—	(3,988)	(1)%	(2,754)	(1)%
Additional costs attributable to profits recognized by the investment division on intercompany sales	(6,701)	(2)%	(5,640)	(2)%	—	—
	50,349	16%	38,338	13%	48,979	15%
Other income and expenses:						
Net loss from property operations	(942)	—	(6,069)	(2)%	(3,719)	(1)%
General and administrative expenses	(14,341)	(5)%	(11,500)	(4)%	(6,659)	(2)%
Other corporate items	1,289	—	1,896	1%	656	—
Gain on sale of real estate, net of minority interest	350	—	—	—	—	—
Prepayment penalty on early retirement of debt in connection with condominium conversion	—	—	(3,117)	(1)%	—	—
Gain on disposition of joint venture interest	1,698	1%	—	—	—	—
Impairment charge	(733)	—	—	—	—	—
Write-off of investment in joint venture	—	—	(313)	—	—	—
Income before taxes	$ 37,670	12%	$ 19,235	6%	$ 39,257	12%

HOMEBUILDING DIVISION

Balance Sheets

December 31,	2004	2003
Assets		
Homebuilding inventory	$287,873	$104,454
Real estate held for investment	42,446	32,166
Contracts receivable	99,744	—
Investments in partnerships and joint ventures	46,478	77,242
Cash	20,136	19,365
Restricted cash	23,757	1,042
Other assets	29,600	5,746
	$550,034	$240,015
Liabilities and Equity		
Notes and interest payable	$237,358	$ 65,912
Other liabilities	55,997	11,969
	293,355	77,881
Minority interest	11,259	1,824
Equity	245,420	160,310
	$550,034	$240,015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INVESTMENT DIVISION

Operating Statements

For the Years Ended December 31,	2004	2003	2002
Rental revenue	$135,605	$124,174	$122,487
Property operating expenses	(70,106)	(65,185)	(61,833)
Net operating income	65,499	58,989	60,654
Net gain on sale of real estate	17,988	23,789	20,658
Gain on sale of real estate of unconsolidated partnerships and joint ventures	2,604	—	17,762
Distributions from unconsolidated partnerships and joint ventures in excess of investment	5,805	9,120	6,055
Minority interests in income of consolidated partnerships and joint ventures	(847)	(1,770)	(1,028)
Elimination of management and other fees paid to Tarragon by unconsolidated partnerships and joint ventures	1,456	1,525	1,333
Outside partners' interests in (income) losses of unconsolidated partnerships and joint ventures	(576)	614	(8,380)
General and administrative expenses	(6,425)	(5,426)	(5,877)
Other corporate items	394	693	591
Write-down for impairment of investment in joint venture	(1,162)	—	—
Impairment charge	(400)	—	—
Interest expense	(40,869)	(36,422)	(36,049)
Depreciation expense	(31,074)	(29,884)	(28,266)
Income before taxes	$ 12,393	$ 21,228	$ 27,453

INVESTMENT DIVISION

Balance Sheets

December 31,	2004	2003
Assets		
Real estate held for investment	$487,580	$395,507
Assets held for sale	21,870	—
Investments in partnerships and joint ventures	37,298	50,677
Cash	1,930	2,261
Restricted cash	6,453	5,531
Other assets	17,469	13,088
	$572,600	$467,064
Liabilities and Equity		
Notes and interest payable	$532,889	$405,350
Other liabilities	13,693	14,917
Liabilities related to assets held for sale	20,664	—
	567,246	420,267
Minority interest	14,489	20,517
Equity (deficit)	(9,135)	26,280
	$572,600	$467,064

For the Years Ended December 31,	2004		2003		2002	
Investment division net operating income:						
Rental revenue						
Same store stabilized apartment communities	**$ 84,548**	**100%**	$ 82,879	100%	$ 81,250	100%
Apartment communities stabilized during period	**25,526**	**100%**	14,780	100%	5,162	100%
Apartment communities acquired during period	**1,017**	**100%**	—	—	—	—
Apartment communities targeted for reposition in 2003	**2,869**	**100%**	2,550	100%	4,028	100%
Apartment communities sold during period	**5,885**	**100%**	9,631	100%	20,426	100%
Commercial properties	**15,760**	**100%**	14,334	100%	11,621	100%
	135,605	**100%**	124,174	100%	122,487	100%
Property operating expenses						
Same store stabilized apartment communities	**(43,134)**	**(51)%**	(43,253)	(52)%	(39,829)	(49)%
Apartment communities stabilized during period	**(12,143)**	**(48)%**	(7,002)	(47)%	(2,388)	(46)%
Apartment communities acquired during period	**(674)**	**(66)%**	—	—	—	—
Apartment communities targeted for reposition in 2003	**(2,826)**	**(99)%**	(2,536)	(99)%	(2,972)	(74)%
Apartment communities sold during period	**(3,327)**	**(57)%**	(5,657)	(59)%	(11,386)	(56)%
Commercial properties	**(8,002)**	**(51)%**	(6,737)	(47)%	(5,258)	(45)%
	(70,106)	**(52)%**	(65,185)	(52)%	(61,833)	(50)%
Net operating income						
Same store stabilized apartment communities	**41,414**	**49%**	39,626	48%	41,421	51%
Apartment communities stabilized during period	**13,383**	**52%**	7,778	53%	2,774	54%
Apartment communities acquired during period	**343**	**34%**	—	—	—	—
Apartment communities targeted for reposition in 2003	**43**	**1%**	14	1%	1,056	26%
Apartment communities sold during period	**2,558**	**43%**	3,974	41%	9,040	44%
Commercial properties	**7,758**	**49%**	7,597	53%	6,363	55%
	$ 65,499	**48%**	$ 58,989	48%	$ 60,654	50%

For the Years Ended December 31,	2004	2003	2002
Reconciliation of divisional revenues to consolidated revenue:			
Homebuilding division total revenue	**$315,496**	$ 298,571	$ 330,138
Less homebuilding revenue from intercompany sales	**—**	(144,709)	(303,959)
Less homebuilding sales revenue of unconsolidated partnerships and joint ventures	**(95,031)**	(97,583)	—
Add management fee and other revenue included in other corporate items	**633**	724	305
Add rental revenues from homebuilding properties presented in net loss from property operations	**1,625**	11,149	13,042
Less rental revenues of unconsolidated partnerships and joint ventures	**(6)**	(4,626)	(2,308)
Homebuilding division contribution to consolidated revenue	**222,717**	63,526	37,218
Investment division rental revenue	**135,605**	124,174	122,487
Less investment division rental revenue presented in discontinued operations	**(9,985)**	(13,345)	(17,762)
Less rental revenue of unconsolidated partnerships and joint ventures presented in discontinued operations	**—**	—	(3,369)
Add management fee and other revenue included in other corporate items	**193**	198	275
Less rental revenues of unconsolidated partnerships and joint ventures	**(37,574)**	(42,908)	(39,331)
Investment division contribution to consolidated revenue	**88,239**	68,119	62,300
Consolidated total revenue	**$310,956**	$ 131,645	$ 99,518

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31,	2004	2003	2002
Reconciliation of divisional net income to consolidated net income:			
Homebuilding division income before taxes	$ 37,670	$ 19,235	$ 39,257
Less homebuilding division profit from intercompany sales	—	(18,225)	(51,659)
Add additional costs attributable to profits recognized by investment division on intercompany sales	6,701	5,640	—
Add depreciation on higher basis resulting from intercompany sales	30	104	47
Homebuilding division contribution to consolidated income before taxes	44,401	6,754	(12,355)
Investment division income before taxes	12,393	21,228	27,453
Less investment division gain on intercompany sales	—	(5,290)	(12,860)
Add reduction to investment division gain on sale of real estate for profit previously recognized by homebuilding division	—	5,844	954
Add depreciation on higher basis resulting from intercompany sales	2,949	2,658	2,267
Investment division contribution to consolidated income before taxes	15,342	24,440	17,814
Income tax expense	(15,035)	—	—
Consolidated net income	$ 44,708	$ 31,194	$ 5,459

December 31,	2004	2003
Reconciliation of divisional total assets to consolidated total assets:		
Homebuilding division total assets	$ 550,034	$240,015
Investment division total assets	572,600	467,064
	1,122,634	707,079
Less higher basis resulting from intercompany sales	(77,034)	(85,953)
Add goodwill	2,691	2,691
Consolidated total assets	$1,048,291	$623,817

NOTE 15. QUARTERLY RESULTS OF OPERATIONS

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2004 and 2003 (unaudited). The quarterly results of operations have been restated to present the operating results of 12 properties sold in 2004 and 2003 and one property held for sale at December 31, 2004, in discontinued operations in accordance with SFAS No. 144.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Revenue	$ 58,192	$ 64,265	$ 79,129	$109,370
Expenses	(51,059)	(54,123)	(66,468)	(93,973)
Other income and expenses:				
Equity in income (loss) of partnerships and joint ventures	787	5,023	(97)	15,817
Minority interests in income of consolidated partnerships and joint ventures	(1,603)	(1,886)	(397)	68
Interest income	326	87	165	150
Interest expense	(5,663)	(5,840)	(6,299)	(7,947)
Gain on sale of real estate	378	—	—	—
Gain on disposition of other assets	377	1,698	—	—
Litigation settlement	—	—	—	(250)
Income from continuing operations before income tax	1,735	9,224	6,033	23,235
Income tax (expense) benefit	—	5,032	(2,632)	(9,800)
Income from continuing operations	1,735	14,256	3,401	13,435
Discontinued operations, net of income tax				
Income (loss) from operations	210	253	493	(25)
Gain on sale of real estate	—	2,666	—	8,284
Net income	1,945	17,175	3,894	21,694
Dividends on cumulative preferred stock	(226)	(226)	(226)	(226)
Net income allocable to common stockholders	$ 1,719	$ 16,949	$ 3,668	$ 21,468
Earnings per common share				
Income from continuing operations allocable to common stockholders	$ .07	$ .62	$ .14	$ .63
Discontinued operations	.01	.12	.02	.39
Net income allocable to common stockholders	$ .08	$ .74	$ .16	$ 1.02
Earnings per common share—assuming dilution				
Income from continuing operations allocable to common stockholders	$ .06	$ .54	$ .12	$ .49
Discontinued operations	.01	.11	.02	.29
Net income allocable to common stockholders	$ .07	$ .65	$ .14	$ .78

In the fourth quarter of 2004, we made an adjustment to correct deferred tax liabilities, which increased income tax expense by approximately $2.1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Revenue	$ 22,128	$ 29,191	$ 39,674	$ 40,652
Expenses	(23,002)	(27,917)	(34,823)	(38,050)
Other income and expenses:				
Equity in income (loss) of partnerships and joint ventures	(130)	(763)	7,169	16,200
Minority interests in income of consolidated partnerships and joint ventures	(486)	(632)	(1,166)	(306)
Interest income	129	123	412	941
Interest expense	(8,119)	(5,335)	(5,101)	(5,302)
Gain on sale of real estate	1,223	—	—	—
Insurance and other claims	—	—	—	60
Income (loss) from continuing operations	(8,257)	(5,333)	6,165	14,195
Discontinued operations				
Income (loss) from operations	268	334	299	405
Gain on sale of real estate	9,223	—	7,367	6,528
Net income (loss)	1,234	(4,999)	13,831	21,128
Dividends on cumulative preferred stock	(166)	(167)	(226)	(226)
Net income (loss) allocable to common stockholders	$ 1,068	$ (5,166)	$ 13,605	$ 20,902
Earnings per common share				
Income (loss) from continuing operations allocable to common stockholders	$ (.38)	$ (.25)	$ .27	$ .64
Discontinued operations	.43	.02	.35	.32
Net income (loss) allocable to common stockholders	$ .05	$ (.23)	$ .62	$ .96
Earnings per common share—assuming dilution				
Income (loss) from continuing operations allocable to common stockholders	$ (.38)	$ (.25)	$ .23	$ .55
Discontinued operations	.43	.02	.30	.27
Net income (loss) allocable to common stockholders	$ .05	$ (.23)	$ .53	$ .82

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In connection with our evaluation and testing activities outlined above, management identified a control deficiency in its internal controls over financial reporting as of December 31, 2004, which constitutes a "material weakness" within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2. The material weakness relates to the company's accounting for income taxes. The year-end closing processes resulted in untimely identification of adjustments to the deferred tax liabilities. As a result, an error was discovered that affected the second quarter 2004 provision for income taxes. Management undertook exhaustive efforts to obtain relevant tax and accounting records to support the deferred tax assets and liabilities as of December 31, 2004, and believes that the financial statements are properly stated in accordance with generally accepted accounting principles. Management intends to evaluate the need for additional resources dedicated to accounting for income taxes.

Based on the material weakness described above, management has concluded that internal control over financial reporting was ineffective at December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Grant Thornton L.L.P., an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Tarragon Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Tarragon Corporation (Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management's assessment, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Tarragon's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment:

The year-end closing processes resulted in untimely identification of adjustments to the deferred tax liabilities. As a result, an error was discovered that affected the second quarter 2004 provision for income taxes.

The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 15, 2005, which expressed an unqualified opinion on those financial statements.

In our opinion, management's assessment that Tarragon did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Tarragon has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Grant Thornton LLP

Dallas, Texas
March 15, 2005

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Willie K. Davis
Director (Independent)
Director of SouthTrust Bank
of Middle Tennessee.

Richard S. Frary
Founding partner of Tallwood Associates, Inc., a private investment firm; trustee of The Johns Hopkins University.

William S. Friedman*
Director (Affiliated)
Chief Executive Officer and Chairman of the
Board of Directors of Tarragon Corporation.

Lance Liebman
Director (Independent)
William S. Beinecke Professor of Law at Columbia Law School and the Director of the Parker School of Foreign and Comparative Law; Director of the American Law Institute; Director of Greater New York Insurance Co.; Director of Brookfield Financial Properties, Inc.; Director of Brookfield Properties Corp.; and Attorney at Law.

Robert C. Rohdie*
Director (Affiliated)
President and Chief Executive Officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon Corporation.

Robert P. Rothenberg*
Director (Affiliated)
President and Chief Operating Officer of
Tarragon Corporation.

Lawrence G. Schafran
Director (Independent)
Managing General Partner of L.G. Schafran & Associates, a real estate investment and development firm; Managing Director of Providence Capital, Inc.; Managing Director of CancerAdvisors, Inc.; Director of PubliCARD Inc.; Director of WorldSpace, Inc.; Director of Glasstech, Inc.

Raymond V.J. Schrag
Director (Independent)
Attorney at Law.

Carl B. Weisbrod
Director (Independent)
President of Alliance for Downtown New York, Inc.; President of Downtown-Lower Manhattan Association; Trustee of Ford Foundation.

**Also an executive officer*

EXECUTIVE OFFICERS

James M. Cauley, Jr.
President of Tarragon South Development Corporation,
a wholly owned subsidiary of Tarragon Corporation

Chris W. Clinton
Senior Vice President—Commercial Asset Management

Ron Leichtner
Vice President

Kathryn Mansfield
Executive Vice President, Secretary and
General Counsel

Todd C. Minor
Executive Vice President and Treasurer

Erin D. Pickens
Executive Vice President and Chief Financial Officer

Charles Rubenstein
Executive Vice President and Chief Real Estate Counsel

Todd M. Schefler
Executive Vice President—Development

Saul Spitz
Executive Vice President—Acquisitions

Eileen C. Swenson
President of Tarragon Management, Inc.,
a wholly owned subsidiary of Tarragon Corporation

William M. Thompson
Executive Vice President—Operations

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton L.L.P.
Dallas, Texas

LEGAL COUNSEL

Metzger & McDonald, P.L.L.C.
Dallas, Texas

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to stockholders, without exhibits and without charge, upon written request to:

INVESTOR RELATIONS

Allen & Carron
156 Fifth Avenue
Suite 934
New York, NY 10010
(212) 691-8087

STOCK TRADING INFORMATION

The Company's common stock is listed on the Nasdaq National Market® and is traded under the symbol TARR. The CUSIP Number is 876287103.

ADJUSTED QUARTERLY STOCK PRICE INFORMATION

The following table sets forth the adjusted high and low bid quotations of the Company's common stock for the periods indicated, all after giving retroactive effect to a five-for-four stock split in January 2004 and a three-for-two stock split in February 2005.

Quarter Ended	High	Low
March 31, 2005	$24.95	$11.90
December 31, 2004	12.20	8.60
September 30, 2004	10.08	8.27
June 30, 2004	10.00	8.53
March 31, 2004	10.19	8.67
December 31, 2003	8.85[a]	7.85
September 30, 2003	8.83	7.45
June 30, 2003	8.71	6.98
March 31, 2003	7.86	5.37

(a) A bid of $14.37 was reported to NASDAQ by another market center during a one-second period on October 23, 2003. The highest trade on October 23, 2003, was $8.08.

As of March 31, 2005, the Company had approximately 4,800 stockholders including beneficial holders, and 24,310,338 shares of common stock outstanding.

Communications concerning lost certificates and changes of address should be directed to the Transfer Agent. For additional information on the Company, its finances and operations, please contact Investor Relations.

TARRAGON CORPORATION
1775 Broadway, 23rd Floor
New York, New York 10019
212.949.5000
www.tarragoncorp.com